Exhibit 99.1

For the fiscal year ended December 31, 2020

2020 Annual Information Form

March 15, 2021

Precision

Annual Information Form

Throughout this annual information form (**AIF**), the terms, we, us, our, Corporation, Company, Precision and Precision Drilling mean Precision Drilling Corporation and, where indicated, all our consolidated subsidiaries and any partnerships that we and/or our subsidiaries are part of.

Information in this AIF is as of December 31, 2020 unless specified otherwise. All amounts are in Canadian dollars unless specified otherwise.

Contents

1 About Precision
- 1 Corporate Governance
- 2 Corporate Structure
- 3 Recent Developments and Three-Year History

6 Our Business
- 6 Business Segments Overview
- 7 Contract Drilling Services
- 10 Completion and Production Services

12 Corporate Responsibility
- 12 President and CEO Message to our Shareholders
- 14 Environmental
- 18 Social
- 23 Governance

30 Capital Structure
- 30 Common Shares
- 33 Preferred Shares
- 34 Material Debt

39 Risks in Our Business

51 Material Interests, Experts and Material Contracts

52 Legal Proceedings and Regulatory Actions

53 Governance
- 53 Board of Directors
- 55 Audit Committee
- 57 Executive Officers

58 Other Information
- 58 Management's Discussion and Analysis
- 58 Transfer Agent and Registrar
- 58 Additional Information About Precision

61 Appendix
- 61 Audit Committee Charter

ABOUT PRECISION

Precision Drilling Corporation provides onshore drilling, completion and production services to exploration and production companies in the oil and natural gas and geothermal industries. We offer customers access to an extensive fleet of high-efficiency Super Series drilling rigs, further enhanced by our commercialized and industry-leading Alpha digital technologies. Precision has partnered with several industry leaders to develop its digital portfolio consisting of AlphaAutomationTM, AlphaAppsTM and AlphaAnalyticsTM, which delivers efficient, predictable and repeatable results through enhanced drilling performance.

From our founding as a private drilling contractor in 1951, Precision has grown to become one of the most active drillers in North America. Our High Performance, High Value competitive advantage is underpinned by four distinguishing features:

▪

a high-quality drilling rig fleet, with AC Super Triple rigs capable of supporting our digital Alpha suite of technologies to deliver consistent, repeatable, high-quality wellbores while improving safety, performance and operational efficiency,

▪	size and scale of our vertically integrated operations that provide higher margins and better service capabilities,
▪	a culture focused on operational excellence, which includes corporate responsibility, safety and field performance, and
▪	a capital structure that provides long-term stability, flexibility and liquidity, allowing us to take advantage of business cycle opportunities

CORPORATE GOVERNANCE

In 2020, we continued our steady focus on corporate responsibility with our long history of strong corporate governance and an unwavering commitment to responsibly operating our business. With the support and oversight of our Board of Directors (Board), we are committed to conduct our business in ways that are ethical, transparent and accountable to stakeholders. We believe a culture of corporate governance and ethical behaviour in decision making is fundamental to the way we do business. For specific information, we invite you to review Precision’s Environmental, Social and Governance (ESG) matters beginning on page 12.

We have a diverse and experienced Board. Our directors have a history of achievement and an effective mix of skills, knowledge and business experience. The directors oversee the conduct of our business, provide oversight in support of future operations and monitor regulatory developments and governance best practices in Canada, the United States (U.S.) and internationally.  Our Board annually reviews our governance charters, guidelines, policies and procedures to make sure they are appropriate and that we maintain high governance standards.

Our Board has established three standing committees, comprised of independent directors, to help carry out its responsibilities effectively:

▪	Audit Committee;
▪	Corporate Governance, Nominating and Risk Committee (CGNRC); and
▪	Human Resources and Compensation Committee (HRCC).

The Board may also create special ad hoc committees from time to time to deal with important matters that arise.

Management has also established internal committees, including an Enterprise Risk Management Committee, a Compliance Committee, a Disclosure Committee and a Health, Safety, Environment and Corporate Responsibility Council (HSE and Corporate Responsibility Council). Two of our directors, Dr. Meyers and Ms. MacKenzie, are active members of the HSE and Corporate Responsibility Council and attend quarterly meetings.

Precision Drilling Corporation 2020 Annual Information Form	1

CORPORATE STRUCTURE

Precision was formed by amalgamation under the Business Corporations Act (Alberta). We previously operated as an income trust, known as Precision Drilling Trust, and converted to a corporate entity on June 1, 2010, under a statutory plan of arrangement.

On March 8, 2013, we repealed our old by-laws and adopted new by-laws to provide for, among other things, an advance notice requirement for Precision shareholders nominating directors for election to the Board and an increase in the quorum requirement for our shareholder meetings to 25% from 5%. The amendments were confirmed by our shareholders on May 8, 2013.

You can find more information about our approach to governance in our previously published Management Information Circular (Circular), dated April 1, 2020, available on our website (www.precisiondrilling.com).

Our common shares trade on the Toronto Stock Exchange (TSX), under the symbol PD, and on the New York Stock Exchange (NYSE), under the symbol PDS.

Our principal corporate and registered office is at:

Suite 800, 525 – 8th Avenue SW Calgary, Alberta Canada T2P 1G1	Phone: Fax: Email: Website:	403.716.4500 403.264.0251 info@precisiondrilling.com www.precisiondrilling.com

The chart below shows our organizational structure and material subsidiaries or partnerships, including the jurisdiction where each was incorporated, formed or continued and whether we hold the voting securities directly or indirectly. For simplification, non-material subsidiaries are excluded.

Precision Drilling Corporation
Precision Drilling Canada Limited Partnership
(Alberta) (100% voting securities held directly and indirectly)
Precision Limited Partnership
(Alberta) (100% voting securities held directly and indirectly)
Precision Diversified Oilfield Services Corp.
(Alberta) (100% voting securities held directly)
Precision Directional Services Ltd.
(Alberta) (100% voting securities held directly)
Precision Drilling (U.S.) Corporation
(Texas) (100% voting securities held directly)
Grey Wolf Drilling Limited
(Barbados) (100% voting securities held directly)
Grey Wolf Drilling (Barbados) Ltd.
(Barbados) (100% voting securities held directly)
Precision Drilling Holdings Company
(Nevada) (100% voting securities held indirectly)
Precision Completion & Production Services Ltd.
(Delaware) (100% voting securities held indirectly)
Precision Drilling Company, LP
(Texas) (100% voting securities held indirectly)

2	Precision Drilling Corporation 2020 Annual Information Form

RECENT DEVELOPMENTS AND THREE-YEAR HISTORY

In March 2020, the novel coronavirus COVID-19 (COVID-19) outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, enacted emergency measures to combat the spread of the virus. These measures included the implementation of travel bans, quarantine periods, stay-at-home orders and social distancing, caused material disruption to businesses globally, which resulted in an economic slowdown and a decreased demand for oil. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

As a result of the decrease in demand, worldwide inventories of oil increased significantly. However, starting in the second quarter, voluntary production restraint from national oil companies and governments of oil-producing nations along with voluntary curtailments in the U.S. and Canada shifted global oil markets from a position of growing inventories to declining inventories. The situation remains dynamic and the ultimate duration, magnitude and long-term impact of the financial effect on the Corporation remain unknown at this time.

Over the past several years we have improved our balance sheet through open market purchases of debt and equity securities while maintaining a strong liquidity position and will continue to capitalize on these opportunities in 2021.

During the period January 1, 2021 through March 15, 2021, we repurchased and cancelled 155,168 common shares under our normal course issuer bid for approximately $4 million.

2020

Industry Conditions

The COVID-19 pandemic negatively impacted the energy industry resulting in significant global oil supply imbalances and near-term crude oil price volatility. Our customers have responded by materially reducing capital spending leading to a rapid reduction in global oilfield service activity levels. In this reduced-activity environment, our customers remained focused on operational efficiencies. We anticipate this will accelerate the industry’s transition toward service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and value for customers.

COVID-19 Pandemic Health and Safety Initiatives

Precision responded throughout 2020 by implementing comprehensive safety protocols to protect the health and welfare of our people and stakeholders from the risks of COVID-19. As a result of acting quickly and aggressively, Precision did not suffer any shutdowns, interruption in services or capability reductions due to the pandemic.

Canadian Emergency Wage Subsidy

On April 1, 2020, the Government of Canada announced the Canadian Emergency Wage Subsidy (CEWS) program, which subsidizes a portion of employee wages for Canadian employers whose businesses have been adversely affected by the impact of the COVID-19 pandemic. The CEWS program benefitted Precision and our employees throughout 2020 as it has allowed us to retain a higher employment level for Canadian positions within our organization. By participating in this program, Precision was able to rehire or retain 137 non-rig based employees and the program indirectly and directly supported field operations for Precision and our Canadian customer base. In 2020, we recognized $26 million of CEWS program assistance that was presented as a reduction to operating and general and administrative expense of $21 million and $5 million, respectively. Funds from the CEWS program were used to support employment tied to Precision’s Canadian operations, field support centers and corporate head office in Calgary, Alberta.

Capital Expenditures Our capital program totaled $62 million ($27 million for upgrade and expansion capital and $35 million for the maintenance of existing assets and infrastructure and intangibles).
Share Consolidation On November 12, 2020, we implemented a 20:1 share consolidation which resulted in 13,459,593 shares outstanding as of December 31, 2020.

Amendments to Senior Credit Facility

On April 9, 2020, we amended our syndicated senior credit facility (Senior Credit Facility) to obtain certain covenant relief from our lenders through March 2022.

See Capital Structure – Material Debt – Senior Credit Facility, on page 34.

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Debt Repayment

Our 2020 targeted debt reduction range was $100 million to $150 million. During 2020, we retired the remainder of our 2021 Notes with total redemptions of US$88 million. During the year, we also repurchased and cancelled US$3 million of the 2021 Notes, US$59 million of the 2023 Notes, US$44 million of the 2024 Notes, and US$22 million of the 2026 Notes. We ended 2020 with a total of $171 million of debt reduction, exceeding the high end of our targeted range by $21 million.

See Capital Structure – Material Debt – Senior Credit Facility, on page 34.

Technology Initiatives

As of December 31, 2020 Precision had 39 Alpha-Rigs throughout North America, which are fully digitally-enabled, pad-walking AC Super Triples equipped with AlphaAutomationTM and a platform to deploy AlphaAppsTM and AlphaAnalyticsTM. Our two training rigs at the Nisku Drilling Support Center and Houston Technical Support Center are also equipped with our Alpha suite of technologies, which allows us to test our apps and train our employees before new technology is deployed to the field. To date, Precision’s Alpha-Rigs have drilled over 1,800 wells in both the U.S. and Canada and have been fully commercialized in numerous basins since November 2019.

Normal Course Issuer Bid

On August 27, 2020, we renewed our normal course issuer bid (NCIB) through the facilities of the TSX and NYSE. The NCIB allows us to buy back up to 1,199,883 shares, representing 10% of our public float, by August 26, 2021. As of 2020 year-end, we repurchased and cancelled 420,588 shares (on a post-consolidation basis) for approximately $11 million. These repurchases were funded from cash flow and account for approximately 3.5% of our available public float.

U.S. Directional Drilling In March 2020, we suspended our Directional Drilling operations in the U.S.
Board of Directors On May 14, 2020, Mr. Allen R. Hagerman retired from the Board of Directors.

2019

Industry Conditions

2019 was highlighted by extreme volatility in oil and natural gas prices, particularly in the Canadian market. In the U.S., WTI oil prices averaged US$57.07 per barrel and Henry Hub natural gas prices averaged US$2.56 per MMBtu, levels supporting unconventional resource development. However, an uncertain outlook on oil prices and stringent focus on free cash flow encouraged conservatism in customer spending, leading to a significant industry decrease in rig count late in the year. In Canada, acute pipeline takeaway shortfalls and continued uncertainty in regulatory policy caused pressure on regional commodity prices and subsequent activity levels, particularly at the beginning of the year.

Capital Expenditures

Our capital program totaled $161 million ($121 million for upgrade and expansion capital, $39 million for the maintenance of existing assets and infrastructure and $1 million for intangibles).

Debt Repayment

Our initial 2019 targeted debt reduction range was $100 million to $150 million and was increased to $200 million mid-year. During the year, we redeemed US$75 million principal amount of the 2021 Notes, and repurchased and cancelled US$5 million of the 2023 Notes, US$43 million of the 2024 Notes, and US$30 million of the 2026 Notes. We ended 2019 with a total of $205 million of debt reduction, exceeding the high end of our original targeted range by $55 million.

See Capital Structure – Material Debt – Senior Credit Facility, on page 34.

Technology Initiatives

During the year, we rebranded our technology segment as Alpha suite of technologies, which consists of our AlphaAutomationTM, AlphaAppsTM and AlphaAnalyticsTM offerings. In November, we reached a critical milestone and announced full commercialization of our 32 AlphaAutomationTM systems deployed throughout North America.

Normal Course Issuer Bid

On August 27, 2019, we commenced the implementation of a NCIB through the facilities of the TSX and NYSE. As of 2019 year-end, we repurchased and cancelled 824,102 shares for $26 million. These repurchases were funded from cash flow and accounted for 5.6% of our available public float.

4	Precision Drilling Corporation 2020 Annual Information Form

Divestiture of Non-Core Assets

During the year, Precision carried out the divestiture of several non-core assets, which generated proceeds of approximately $91 million in 2019. Notable divestitures included: five idle drilling rigs in Mexico, our snubbing units and our water treatment assets.

Amendments to Senior Credit Facility

On November 22, 2019, we amended our Senior Credit Facility to extend the maturity by one year, to November 2023.

See Capital Structure – Material Debt – Senior Credit Facility, on page 34.

Rig Fleet Additions and Upgrades

On July 1, our sixth new-build rig in Kuwait commenced drilling, backed by a five-year contract. In the U.S., we also completed the delivery of a new-build AC Super Triple rig early in the first quarter of 2019, a full SCR to AC Super Triple conversion, several pump capacity and pad walking-system upgrades and further deployment of our Alpha suite of technologies offering.

Asset Decommissioning

In 2019, we decommissioned certain drilling rigs and ancillary equipment that no longer met our High Performance standards for a loss of $20 million. This includes the 22 rigs that were held for sale during the course of the year.

2018

Industry Conditions

While global commodity prices strengthened in 2018, the year was characterized by extreme volatility, particularly in the Canadian market. In the U.S., WTI oil prices averaged US$64.88 per barrel and Henry Hub natural gas prices averaged US$3.12 per MMBtu. The volatile and uncertain oil price outlook and renewed focus on free cash flow encouraged conservatism in customer spending. In Canada, acute pipeline takeaway shortfalls and growing uncertainty in regulatory policy caused pressure on regional commodity prices and subsequent activity levels, particularly towards the end of the year. In early December the Alberta government instituted mandatory oil production curtailments as a vehicle to address regional price differentials relative to WTI oil prices.

Capital Expenditures

Our capital program totaled $126 million ($66 million for upgrade and expansion capital, $48 million for the maintenance of existing assets and infrastructure and $12 million for intangibles).

Rig Fleet Additions and Upgrades

We delivered two new-build Super Series rigs to our fleet in the U.S. to work under term contracts. We also began construction of our sixth new-build rig in Kuwait with mid-2019 deployment, backed by a five-year contract.

As part of our 2018 capital plan, we completed upgrades on 31 drilling rigs to selectively increase pumping and racking capacities and added walking systems and/or rig automation software, with rig upgrades supported by customer contract commitments that meet our internal return thresholds.

Amendments to Senior Credit Facility On November 30, 2018, we amended our Senior Credit Facility to extend the maturity by one year, to November 2022.
Goodwill Impairment Charge We recorded a $208 million goodwill impairment charge related to our Canadian Drilling and U.S. Directional Drilling cash generating units.

Debt Repayment

During the year we redeemed US$80 million and repurchased and cancelled US$3 million of our 2021 Notes and repurchased and cancelled US$49 million principal amount of our 2024 Notes. In 2018, we reduced our long-term debt by approximately $174 million.

Board of Directors On May 16, 2018, Ms. Catherine Hughes and Mr. Stephen J.J. Letwin retired from the Board of Directors. On September 13, 2018, Mr. David W. Williams was appointed to the Board.

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OUR BUSINESS

BUSINESS SEGMENTS OVERVIEW

Precision Drilling Corporation
Contract Drilling Services
Drilling Rig Operations
Canada
U.S.
International
Directional Drilling Operations
Canada
Rig Technology and Drilling Optimization
Canada
U.S.
Completion and Production Services
Canada and U.S.
Service Rigs
Canada
Camps and Catering
Equipment Rentals
Business Support Systems
Sales and Marketing
Procurement and Distribution
Manufacturing
Equipment Maintenance and Certification
Engineering
Corporate Support
Information Systems
Health, Safety and Environment
Human Resources
Finance
Legal and Enterprise Risk Management

We have two business segments – Contract Drilling Services and Completion and Production Services, which share business support systems and corporate and administrative services.

The following tables summarize our two business segments and the scope of our services:

Contract Drilling Services

Operates our drilling rigs in Canada, the U.S. and internationally and provides onshore well drilling services to exploration and production companies in the oil and natural gas industry.

  At December 31, 2020, the segment consisted of:

∎ 227 land drilling rigs, including:

–  109 in Canada

–  105 in the U.S.

–  6 in Kuwait

–  4 in Saudi Arabia

–  2 in the Kurdistan region of Iraq

–  1 in the country of Georgia

∎  directional drilling services in Canada

∎   engineering, manufacturing and repair services, primarily

       for Precision’s operations

∎  centralized procurement, inventory, and distribution of

       consumable supplies for our global operations

∎   diverse offering of digital technologies from our Alpha portfolio including:

-39 Alpha-Rigs with commercial AlphaAutomationTM

-18 AlphaAppsTM, six of which are commercial

-Deployed commercial AlphaAnalyticsTM offering

Canada	∎ land drilling services ∎ directional drilling services ∎ procurement and distribution of oilfield supplies ∎ manufacture and refurbishment of drilling and service rig equipment
U.S.	∎ land drilling services ∎ turnkey drilling services ∎ procurement and distribution of oilfield supplies ∎ manufacture and refurbishment of drilling and service rig equipment
International	∎ land drilling services

6	Precision Drilling Corporation 2020 Annual Information Form

Completion and Production Services

Comprises a number of businesses providing completion and workover services and ancillary services to oil and natural gas exploration and production companies in Canada and the U.S.

At December 31, 2020, the segment consisted of:

∎ 123 registered well completion and workover service rigs, including:

–  113 in Canada

–  10 in the U.S.

∎ approximately 1,400 oilfield rental items, including surface storage, small-flow wastewater treatment, power generation, and solids control equipment, primarily in Canada

∎ 113 wellsite accommodation units in Canada

∎ 966 drill camp beds, 822 base camp beds and three kitchen diners in Canada

  At December 31, 2020, an additional 75 well completion and workover service rigs in Canada were not registered with the industry association.

Canada	∎ well completion and workover service rigs ∎ camp and catering services ∎ oilfield surface equipment rental ∎ wellsite accommodations
U.S.	∎ well completion and workover service rigs

Revenue

Year ended December 31 (thousands of Canadian dollars)	2020	2019
Contract Drilling Services	$861,202	$1,399,068
Completion and Production Services	77,251	147,829
Inter-segment eliminations	(2,700)	(5,577)
Total revenue	$935,753	$1,541,320

CONTRACT DRILLING SERVICES

Precision Drilling

At the end of 2020, we had a fleet of land rigs deployed in Canada, the U.S. and internationally:

▪

Canada – we operated the largest fleet of land drilling rigs in country. At year end, we were marketing 109 drilling rigs located throughout western Canada, accounting for approximately 22% of the industry’s estimated fleet of 487 land drilling rigs.

▪	United States – At year end, we were marketing 105 land drilling rigs, the fifth largest fleet, representing approximately 6% of the country’s estimated 1,819 total marketed land drilling rigs.
▪	Internationally – At year end, we were marketing six land drilling rigs in Kuwait, four in Saudi Arabia, two in the Kurdistan region of Iraq, and one in the country of Georgia.

Drilling Contracts

Our contract terms are generally based on the complexity and risk of operations, on-site drilling conditions, the type of equipment used and anticipated duration of work to be performed.

Drilling contracts can be for single or multiple wells and can vary in length from a few days on shallow single-well applications to multiple-year, multiple-well drilling programs for more complex applications. Term drilling contracts typically have fixed utilization rates for a minimum of six months and usually include early termination penalties, escalating costs provisions and contract renewal options. Short-term contracts that provide drilling rigs on a well-to-well basis are typically subject to termination by the customer on short notice or with little or no penalty. Our new-build drilling rigs generally have contracts in place with terms of two-to-five-years before the rig is completed. In most cases, contracts are in place before rig construction begins.

In 2020, we had an average of 42 drilling rigs (four in Canada, 31 in the U.S. and seven internationally) working under term contracts. Utilization days from term contracts was approximately 48% of our total contract drilling utilization days for the year.

We market our drilling rigs mainly on a regional basis through sales and marketing personnel. We secure contracts to drill wells either through competitive bidding or as a result of business development efforts and negotiations with customers.

Our contracts have been carried out almost exclusively on a daywork basis. Under a daywork contract:

▪	provide a drilling rig with required personnel, and the customer supervises the drilling of the well
▪	charge the customer a fixed rate per day regardless of the number of days needed to drill the well

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▪	charge the customer a fixed rate per day or a lump sum amount to mobilize the rig to the well site location, rig-up, rig-down and demobilize the rig to a secure site, and
▪	generally, we do not bear any of the costs arising from downhole risks or loss of reserves.

We also drilled a small number of wells near the U.S. Gulf Coast (less than 1% of our U.S. rig utilization in 2020) on a turnkey basis. Under a turnkey contract, we agree to drill a well to a certain depth for a fixed price. We assume higher risk under those contracts and therefore generally have the potential for greater profit or loss.

Seasonality

Drilling and well servicing activity is affected by seasonal weather patterns and ground conditions. In Canada and the northern U.S., wet weather and the spring thaw make the ground unstable resulting in road restrictions that may limit the movement of heavy oilfield equipment and reduce the level of drilling and well servicing activity primarily during the second quarter of the year.

In northern Canada, some drilling sites can only be accessed in the winter once the terrain is frozen, which is usually begins late in the fourth quarter. Our business activity depends, in part, on the severity and duration of the winter drilling season. See Risks in our Business, starting on page 39.

Competition

The land drilling industry is highly competitive and fragmented with the top five providers owning approximately 50% of the marketed rig fleet in the U.S. and approximately 74% of the industry fleet in Canada as of December 31, 2020.

Since 2014, the five largest U.S. drillers have increased market share from approximately 42% to 62% today, as operators continue to pursue the highest performing rigs with digital offerings from contractors that have appropriate scale.

Technology is increasingly differentiating the market, as customers transitioned away from vertical wells to more complex directional and horizontal drilling programs that require higher capacity rigs. Consequently, the rig market has been shedding older, low technology rigs in favour of more powerful and efficient, high specification rigs better suited for horizontal wells and resource development programs. Increasingly, digital technologies and rig-based software are becoming enablers of efficiency, and as a result, are in demand from our customers.

Competitive Strategy

Providing High Performance, High Value services to our customers represents the core of our competitive strategy. We deliver High Performance through passionate people supported by quality business systems, drilling technology, equipment and infrastructure designed to optimize results and reduce risks. We create High Value by operating safely and sustainably, lowering our customers’ risks and costs while improving efficiency, developing our people, striving to generate superior financial returns for our investors.

We keep customer well costs down by maximizing operating efficiency in several ways:

▪	using innovative and advanced drilling technology that is efficient and reduces costs
▪	having equipment that is geographically dispersed, reliable and well maintained
▪	monitoring our equipment to minimize mechanical downtime
▪	managing operations effectively to keep non-productive time to a minimum
▪	staffing well trained crews, with performance measured against defined competencies, and
▪	incentivizing our executives and eligible employees based on performance against safety, operational, employee retention and financial measures.

We have a footprint in all of the most active North American resource plays, including the Bakken, Cardium, Duvernay, Montney, Viking and other heavy oil formations in Canada and the Bakken, Cana Woodford, Eagle Ford, Granite Wash, Haynesville, Marcellus, Mid-Continent, Niobrara, Permian, Utica and Williston in the U.S.

Drilling Fleet

We focus on providing efficient, cost-reducing drilling technologies. Design innovations and technology improvements, such as multi-well pad capability and rapid mobility between wells, capture incremental time savings during the drill process. Precision has invested over $3 billion in its drilling rig fleet since 2010, adding over 125 Super Series drilling rigs during the period. With one of the newest and most technically capable fleets in North America and the Middle East, Precision’s Super Series rigs have been designed for industrial-style drilling: highly efficient, mobile, safe, controllable, upgradable; and able to act as a platform for digital technology delivery to the well location. Precision has completed relatively low dollar cost upgrades over the past several years, including additions of walking systems, higher pressure and capacity mud pumps, increased setback capacity and AlphaAutomationTM and AlphaAppsTM technology. Precision’s Super Series drilling rig fleet meets the industrial-style drilling requirements of our customers in North America and deep, high-pressure/high-temperature drilling projects internationally. As of December 31, 2020, we had 227 Super Series rigs in our fleet.

8	Precision Drilling Corporation 2020 Annual Information Form

Alpha Suite of Technologies

Precision is a leading provider of digital technologies that automate key processes of the drilling cycle and significantly improve the efficiency of the downhole function. The Corporation has partnered with various industry leaders to develop a widespread portfolio of technology offerings which include: AlphaAutomationTM, AlphaAppsTM and AlphaAnalyticsTM. To date, Precision has drilled over 1,800 wells with AlphaAutomationTM, which includes more than 650 wells drilled in 2020, enhancing the performance and value of its Super Triple drilling rig fleet. The Company currently has 39 AlphaAutomationTM systems commercialized across various basins in the U.S. and Canada, which support an open platform to host multiple in-house, customer-developed or third-party applications. Precision currently has 18 AlphaAppsTM, six of which are commercial, and offers its AlphaAnalyticsTM data services to further enhance the value proposition of its digital offering.

Directional Drilling

Precision provides integrated directional drilling services in Canada. We specialize in deviating a wellbore along a planned path to a given target location underground. Our rig drillers are supported by expert directional drillers and proven technologies to provide the controls needed to drill high quality wellbores with high rates of penetration while achieving the precise well placement needed to maximize production in vertical, horizontal and complex directional well sections. The instructions required to steer the drill bit are accomplished either traditionally by an onsite directional driller or via computer algorithms (Directional Guidance System). These instructions consisting of course length and desired bottom hole assembly orientation are executed by experienced Precision drillers and monitored by our real-time remote operating centre. Precision’s integrated directional drilling business is strategically positioned to cover the Canadian oil and natural gas basins. In March 2020, we suspended our Directional Drilling operations in the U.S. and divested related assets.

International

Grey Wolf International (Grey Wolf) is our platform and market brand for the international oil and natural gas drilling market. Grey Wolf is active in Kuwait and the Kingdom of Saudi Arabia and continues to explore opportunities in various additional international markets. International oilfield service operations involve relatively long sales cycles with bidding periods, contract award periods and rig mobilization periods measured in months. Grey Wolf has a regional office in Dubai, United Arab Emirates.

Manufacturing

Based in Calgary, Alberta, Rostel Industries manufactures drilling rig and equipment and refurbishes components for our drilling and service rigs as well as third parties. Rostel Industries supports our vertical integration, and approximately 44% of its revenue in 2020 was related to Precision business. Having the in-house ability to repair or provide new components for either drilling or service rigs also improves the efficiency and reliability of our fleets.

Oilfield Supply

Columbia Oilfield Supply in Canada and Precision Drilling Oilfield Supply in the U.S. utilize general oilfield supply warehouses that procure, package and distribute large volumes of consumable oilfield supplies. Our supply warehouses achieve economies of scale through bulk purchasing and standardized product selection and then coordinate distribution to Precision rig sites. Columbia Oilfield Supply and Precision Drilling Oilfield Supply play a key role in our supply chain management. In 2020, 91% of Columbia Oilfield Supply and 100% of Precision Drilling Oilfield Supply activities supported Precision operations. These operations leverage our procurement volumes to lower costs and reduce the administrative workload for field personnel, enhancing our competitiveness.

Employees

The market for experienced personnel in the oilfield services industry can be competitive due to the work's cyclical nature, the uncertainty of continuing employment, and generally higher employment rates during periods of high oil and natural gas prices. We strive to position ourselves for increased activity while maintaining performance excellence through our safety record and reputation. These factors help us attract and retain experienced, well-trained employees when the industry experiences manpower shortages during peak operating periods.

Throughout the year, we continued to assess our workforce and focused on recruitment of personnel to fill technical roles that drive our drilling optimization and Alpha suite of technologies. In 2020, we had an average of 3,500 employees, with a high of 5,000 and a low of 2,300.

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Bench Strength and Recruiting

We utilize proven formal procedures to retain key drilling personnel (including drillers, rig managers, and field superintendent positions) during reduced drilling activity periods. Drillers are often temporarily repositioned as a floorhand and return as a driller once drilling activity increases. This practice allows us to meet drilling demand and retain qualified employees. We also rely on our industry-leading recruiting programs to attract new drilling personnel. Our initial recruiting focus for these entry-level positions is outreach to our alumni's extensive network, supplemented by job postings and other recruiting efforts that attract industry personnel as well as new people to the oilfield services industry. New drilling personnel receive intensive onboarding and training. You can read about our approach to Talent Management on page 19.

Technical Centres

We operate two contract drilling technical centres, one in Nisku, Alberta and one in Houston, Texas, and one completion and production services technical centre in Red Deer, Alberta. These centres accommodate our technical service and field training groups and consolidate field support and training for our operations. The Houston and Nisku facilities have fully-functioning training rigs with the latest drilling technologies. Also, our Houston facility accommodates our rig manufacturing group. In 2020, we trained more than 2,500 people at our technical centres.

Our Global Field Competency Program ensures that our field operations employees obtain competency levels for their current position and potential future positions. The program defines specific skills and learning pathways for certain jobs and identifies any skill gaps that an individual employee is required to remedy. The Global Field Competency Program supports our broader corporate vision and strategy by ensuring our drilling personnel provides High Performance, High Value to our customers. In 2020, we completed 590 competency assessments throughout North America.

COMPLETION AND PRODUTION SERVICES

Precision Well Servicing and Precision Completion and Production Services

Precision offers a versatile fleet of service rigs for well completion, workover, abandonment, maintenance and re-entry preparation services. The fleet is strategically positioned throughout western Canada and in the northern U.S. In early 2019, we divested our snubbing units.

Well Service Activities

Well servicing jobs are typically of short duration and generally conducted during daylight hours, so it is important for a service rig to be close to customer demand and able to move quickly from one site to another. Well servicing requires a unique skill set as crews must deal with the potential dangers and safety concerns of working with pressurized wellbores. Completion and workover services can take a few days to several weeks to complete depending on the depth of the well and the complexity of the completion or workover.

In response to the global COVID-19 pandemic, the Canadian Federal government announced a $1.7 billion Well Abandonment Program aimed at cleaning up orphaned and abandoned oil and gas wells in Alberta, Saskatchewan and British Columbia. The program is intend to support employment levels in the Canadian energy sector and is anticipated to run from 2020 to early 2022, providing a meaningful increase in well service industry activity levels.

At the end of 2020, Precision Well Servicing had an industry leading market share in Canada, based on operating hours, of approximately 10% of total industry operating hours. The total Canadian industry fleet average is approximately 680 service rigs. Our fleet of 113 service rigs is the largest in western Canada.

Precision has an additional 75 well completion and workover service rigs in Canada that are not registered with the industry association.

In 2020, Precision Completion and Production Services operated 10 service rigs in the U.S.

10	Precision Drilling Corporation 2020 Annual Information Form

Service Rig Fleet

The table below shows the configuration of Precision’s marketed well servicing fleet as at December 31, 2020. The fleet’s operating features are detailed on our website.

Type of Service Rig	Size/Capability	Total
Mobile Rigs
Highly mobile, efficient rig up and rig down, minimal surface disturbance,	Single	51
freestanding design eliminates anchoring	Double	53
Freestanding rigs comprise 90% of the fleet	Slant	9
Skid Mounted Rigs
Designed for deeper wells with multi-zone completions or re-completions,	Double	10
service jobs are generally of longer duration so rigs move less often
Total[1]		123

1Does not include 75 additional rigs in the fleet in Canada that are not registered with the CAODC.

Service Rig Activities

Well servicing operations have two distinct functions – completions and workovers. The demand for completion services is generally more volatile than for workover services.

Of our total oil and natural gas well service rig activity in Canada in 2020:

▪	workovers and abandonments accounted for approximately 90%
▪	completions accounted for approximately 10%.

Workovers and Abandonments – Workover services are generally provided according to customer preventive maintenance schedules or on a call-out basis when a well needs major repairs or modifications. Workover services generally involve remedial work such as repairing or replacing equipment in the well, enhancing production, re-completing a new producing zone, recovering lost equipment or abandoning the well.

Producing oil and natural gas wells generally require some type of workover or maintenance during their life cycle. The demand for production or workover services is based on the total number of existing active wells and their age and producing characteristics.

Completions – Customers often contract a specialized service rig to take over from a larger, more expensive drilling rig to prepare a newly drilled well for initial production. The service rig and crew work jointly with other services to open and stimulate the producing zones for initial production.

The demand for well completion services is related to the level of drilling activity in a region.

Precision Rentals

Precision Rentals provides approximately 1,500 pieces of oilfield rental equipment for rental to customers from three operating centres and 12 stocking points throughout western Canada, supported by a technical service centre in central Alberta.

Precision Rentals has four distinct product categories:

▪	surface equipment (including environmental invert drilling mud storage, hydraulic fracturing fluid storage, production tanks and other fluid handling equipment)
▪	wellsite accommodations (fully equipped units that provide on-site office and lodging for field personnel)
▪	power generation equipment, and
▪	solids control equipment.

Precision Camp Services

Precision Camp Services provides food and accommodation to personnel working at remote locations in western Canada. At the end of 2020, Precision Camp Services had 42 drill camps and base camp dormitories along with kitchen or diners to accommodate 822 people in western Canada. Each drill camp includes six building units that typically accommodate 20 to 25 members of rig crew and other personnel and, if required, individual dormitory units that accommodate up to 45 additional personnel.

Precision Camp Services has also configured several camps and dormitories to provide housing and meals for base camps with up to 500 personnel on separate major projects in western Canada. As the oil and natural gas industry searches for new reserves in more remote locations, crews need to stay near the worksite, often in camps, throughout the duration of a drilling program. Precision Camp Services serves Precision and other companies in the upstream oil and natural gas sector and, from time to time, other industries operating in remote locations.

Precision Drilling Corporation 2020 Annual Information Form	11

CORPORATE RESPONSIBILITY

A message about Corporate Responsibility from the

President and Chief Executive Officer

to our Shareholders

Corporate Responsibility is a fundamental element of Precision’s High Performance, High Value business strategy. We have always accepted the full responsibility and acknowledged the impact our business has on our employees, our stakeholders, the communities and the environment in which we operate. Our commitment to community engagement, business ethics, diversity, and steadfast corporate governance guides every aspect of our operations and shapes the foundation of our sustainability goals.

We believe this begins with our Passionate People, whom we entrust to deliver High Performance, High Value services to our customers. To develop Passionate People, we recruit quality individuals from diverse backgrounds and invest heavily in skills, safety, and leadership training for them. We provide significant career development opportunities and industry leading safety protocols as we firmly believe our best future leaders are developed internally.

In 2020, the COVID-19 pandemic caused unprecedented health, social and economic upheaval worldwide. We responded efficiently and adapted quickly by immediately implementing our Infectious Disease Plan: COVID-19 (Infectious Disease Plan), which included remote working where possible and comprehensive safety protocols to protect those people required to stay on the job. As a result, we did not suffer any shutdowns, interruption of services, or any capability reductions due to the pandemic. 2020 marked the best year of safety performance in our Company’s history, and we work hard every day to further enhance and implement new safety protocols. Most notably in completing a full review of our “Health, Safety and Environmental Management Manual” and implementing a new HSE Assurance program. I am particularly proud of the exemplary health and safety performance of our people during these challenging times and thank all employees for doing their part.

We acknowledge the risks related to climate change and we believe we play an important role in the drive to reduce Greenhouse Gas (GHG) emissions. The energy consumed in oil and gas drilling operations is one of the largest cost drivers for our customers, which creates a natural alignment between us and our customers to reduce energy consumption during drilling operations and reducing GHG emissions. The new Alpha digital technologies we are implementing to improve drilling efficiency also reduces the energy consumed during drilling and further improve the resulting GHG emissions. Pad walking rig systems eliminate hundreds of hours of oil field heavy hauling truck usage for each pad well drilled. Our investments in reduced GHG power systems including natural gas-powered rigs, electric-grid-powered rigs, hybrid battery rig power systems and other GHG-reducing initiatives currently under development will continue to assist our customers in driving down their GHG emissions and environmental footprint.

We know that our success depends on our working together in an atmosphere of trust and respect. In the end, reaching our collective potential comes down to the actions and decisions made on an individual level. All of us have a responsibility to Precision, to its stakeholders, and to ourselves to understand our roles and fulfill them competently and ethically. From our Board of Directors’ commitment to good governance, to our enduring culture of delivering operational excellence to our customers, Precision generates results responsibly every day.

In 2020, we published our first Corporate Responsibility Report, which is available on our website. We invite you to read it and share feedback. We remain committed to operating with the highest ethical standards, maintaining the highest priority on diversity, the safety and health of our workforce and protecting the environment in the communities where we operate. We look forward to continuing to share our ESG performance and targets in 2021.

Kevin Neveu
President and Chief Executive Officer

12	Precision Drilling Corporation 2020 Annual Information Form

ENVIRONMENT

- Greenhouse Gas Emissions
- Environmental Stewardship
- Climate Change
- Spill Prevention

SOCIAL

- Safety and Health
- Talent Management
- Philanthropy and Community Management

- Diversity and Inclusion
- Corruption and Ethics
- Public Policy and Lobbying

GOVERNANCE AND ETHICS

Precision’s Multi-Year Commitment to Corporate Responsibility

In 2020, we continued to deliver on our multi-year ESG practices by developing and completing the following initiatives:

▪	published Precision’s first Corporate Responsibility Report, which is available on our website
▪	completed a comprehensive materiality assessment (Materiality Assessment) to understand and focus our ESG priorities
▪	expanded ESG in our STIP scorecard by including a new Strategic Environmental Initiatives metric to measure management’s advancement of our multi-year Corporate Responsibility Strategy
▪	commercialized a crown lighting system that decreases the number of light towers at our rig sites, thereby conserving fuel and reducing our CO2 footprint
▪	developed a Power Management App that computes kilowatt usage and fuel efficiency for engines, allowing us to compute CO2 emissions based on kilowatt usage
▪	established procedures for documenting emissions sources, organizational boundaries used, scope 1 and 2 emissions baseline, and methodologies
▪

continued a strategic alliance with Shock Trauma Air Rescue Services (STARS) in Canada through our sponsorship of the 2020 Petroleum Services Association of Canada (PSAC) STARS & Spurs Gala with additional funding to support air rescue operations

▪	conducted an internal corporate culture survey of our employees in the field and in our corporate offices
▪	enhanced our corporate EthicsPoint Hotline procedures and reporting structure, and
▪	aligned our Crisis Management and Emergency Response Plans and developed scenario training procedures.

Stakeholder Feedback

We continue to actively solicit feedback from both external and internal stakeholders in order to enhance our Corporate Responsibility strategy. This feedback was considered to develop our 2021 Corporate Responsibility strategy. In 2021, our corporate strategy will include an ESG component in order to formally align our priorities with our Corporate Responsibility plan. Similar to last year, we again linked executive compensation targets to key corporate responsibility goals. Historically, we have incorporated ESG into our short-term incentive plan (STIP) scorecard through our safety metrics of Total Recordable Incident Rate (TRIR), Percentage of Facilities Recordable Free, and Triple Target Zero (see Health, Safety and Environment on page 14), but in 2021 we are going a step further by including ESG as one of our key priorities and continuing to link specific ESG initiatives and goals into our scorecard.

Materiality Assessment

In 2017, we completed our first comprehensive Materiality Assessment to understand and focus our ESG priorities as a company.

In 2019, we expanded our Materiality Assessment using data-driven analytics, which involved benchmarking against our peers, reviewing mandatory regulations and voluntary standards, and examining news and social media to develop a detailed external view of current topics.

Precision Drilling Corporation 2020 Annual Information Form	13

In 2020, we once again updated our Materiality Assessment by further benchmarking against other ESG leaders and adjusting our corporate responsibility strategy to better align with standards and best practices. We conducted a thorough comparison of Sustainability Accounting Standards Board (SASB) and Task Force on Climate-related Financial Disclosures (TCFD) guidance, resulting in a more complete view of our corporate responsibility focus areas. As a result, we continue to target the areas below:

▪ Environmental Stewardship and Climate Risk ▪ Environmental and Regulatory Compliance ▪ Enterprise Risk Management ▪ Innovation and Technology ▪ Spill Prevention and Response ▪ Health and Safety	▪ Crisis and Emergency Preparedness and Response ▪ Business Ethics ▪ Human Rights ▪ Diversity and Inclusion ▪ Talent Management ▪ Philanthropy and Community Engagement

Management and the Board of Directors review our Corporate Responsibility strategy annually at the Board Strategic Planning Session. Every quarter our HSE Corporate Responsibility Council and our CGNRC also review and discuss updates on our sustainability efforts.

We are committed to continuously improving our Corporate Responsibility performance and communicating it transparently, and have adopted a materiality review cycle.

ENVIRONMENTAL

Health, Safety and Environment (HSE)

The COVID-19 pandemic presented a greater health threat to our workforce, and to all human-kind, than the world has seen in over a century. Our planning, preparation and execution has helped us remain safe and sustain our business. In response to the COVID-19 pandemic, Precision immediately activated our Crisis Management Team and implemented our Infectious Disease Response Plan. As the pandemic continued throughout 2020, we updated our Infectious Disease Plan to incorporate health and safety recommendations provided by the Centers for Disease Control and Prevention (CDC), Public Health Agency of Canada (PHAC), and the World Health Organization (WHO), while we continued our work as an essential industry.

Precision fosters a strong safety culture focused on improving human performance through engaged leadership, proactive HSE actions, competency and regulatory training, and proven management systems. Our commitment to provide comprehensive training and development to our employees can be seen through the significant investment we have made in our Technical Support Centre training facilities located in Houston, Texas, and Nisku, Alberta. In 2020, over 2,200 employees were trained at these facilities on Precision’s culture, rig roles and responsibilities, well control, tools and equipment, HSE standards, leadership, and communication. During the COVID-19 pandemic, we have continued to expand the use of remote learning technology in the development of our employees, training over 2,200 corporate and field base employees through e-learning and virtual learning with our video conferencing software.

We deliver state-of-the-art technologies, a highly-skilled and technically-competent workforce, and a culture that focuses on having a plan for every job we perform and that follows that plan every time; this is the Precision Way. We ensure our employees are kept updated on all new industry standards by actively participating, and often leading, in industry associations and delivering comprehensive training to our employees. In 2020, even with social restrictions in place due to COVID-19, our employees participated in nearly 200 industry association events and participated in over 1,200 hours of continuous learning and collaboration within these organizations.

Target Zero

Our Health, Safety and Environmental strategy continues to be the roadmap for the organization in achieving our HSE objectives. The strategy is regularly revisited to ensure all that we do – whether in our day-to-day activities or a large-scale project – aligns with our mission. This strategy begins with our vision to achieve Target Zero and builds towards that vision with our mission to deliver industry leading standards, processes, and tools through an expert team of HSE professionals supporting engaged and aligned leadership team. The progress made in 2020 described below represents a significant step in bringing our strategy to fruition and has positioned us for a strong performance in 2021.

14	Precision Drilling Corporation 2020 Annual Information Form

Performance Indicators

Our HSE key performance indicators measure injury-free performance, safe driving behavior, and environmental impact. Our Health, Safety and Environmental goals are devoted to achieving Target Zero, and these are reflected in our internal scorecard that recognizes injury-free performance, safe driving behavior and zero spills that could impact the environment. In 2020 we continued to improve upon our already strong HSE performance and delivered 325 Triple Target Zero Days, an 11% improvement over 2019.

In 2021, we have instituted several new performance indicators for our field operations focused on facilitating HSE conversations, learning from near misses, proactively looking for process and equipment improvements, and engaging and empowering our employees. This purposeful shift toward leading actions and human performance supports our mission to find and prevent potential incidents before they happen.

Our HSE Management Systems at Work

Fundamentals	Environmental	Safety	Occupational Health

Crisis and Emergency Response	Assurance	HSE Management System Administration

Throughout 2018 and 2019, Precision performed a comprehensive assessment of our HSE Management System by analyzing regulations in the countries and regions where we operate, industry best practices, and internal Precision standards. Utilizing this assessment as a foundation, we kicked off a project in 2020 to realign our entire HSE Management System in a way that is designed to help ensure we will not only continue to be compliant, but also positions Precision as a leader in industry best practices by adopting human performance principles aimed at reducing and mitigating human error. This undertaking, which will span through 2021, is intended to result in an industry leading HSE Management System that allows our employees to have readily accessible guidance and information.

We recognize that a solid HSE Management System must be consistently executed to be effective. With this in mind in 2020, we also created the Safe Operations Verification work-flow process to ensure that all of the HSE Fundamentals shown above are planned for, verified, and reviewed for every job, every time – every job we do has a plan, and we follow the plan every time.

Precision Drilling Corporation 2020 Annual Information Form	15

Environment and Climate Change Stewardship

We recognize climate change as an important global risk and we actively monitor developments that have the potential to impact our business, our customers, and the environment. While our ability to reduce our carbon footprint at drilling sites is directly tied to our customers and their individual approaches to measuring, controlling, and reporting GHG emissions, we recognize that our position as a global technology leader in our industry uniquely situates us to assist our customers in simultaneously improving operational performance and reducing environmental impact.

By continuously investing in our rig technology to make our operations safer, more reliable and efficient, we help our customers reduce or eliminate emissions, reduce water usage, improve chemistry applications and increase oil and natural gas production, all while using fewer resources. Our modern rig fleet and Alpha suite of technologies allow our customers to rely on real time data driven insights and automation in order to make faster and smarter decisions. This digital transformation limits energy use, while maximizing output and productivity throughout the entire drilling process. We have standardized our operating procedures and continually explore new innovative technologies to maximize our overall performance, which minimizes waste and our environmental footprint, including reduced GHG emissions.

Our customers aggregate and report on-site fuel usage with respect to GHG emissions and we have made significant investments in technologies to help them minimize environmental impact. These alternatives include:

▪	enhancing drilling technologies through our Alpha suite of technologies to generate improved drilling efficiencies, allowing us to drill wells faster and move in and out of a location more rapidly
▪	scaling our AlphaAutomationTM offering (deployed on 34% of our 2020 North American fleet) to significantly improve operational efficiency and reduce overall drilling times
▪	utilizing AlphaAppsTM (18 apps, either active or in development) to further enhance drilling efficiencies and reduce fuel usage on site
▪	employing our power management AlphaAppTM to reduce engine run time
▪	utilizing natural gas and bi-fuel systems (30 in Canada, 26 in the U.S.) to reduce diesel consumption and greenhouse gas emissions by using lower carbon fuel
▪	employing pad walking systems to reduce our environmental footprint by improving drilling efficiencies
▪	implementing centralized LED lighting solutions to reduce energy use and reduce diesel generator use
▪	collaborating with our customers to effectively utilize our products and services to help them reduce their GHG emissions in the development of their hydrocarbon resources
▪	stacking or condensing rig equipment to increase efficiency and reduce their physical environmental footprint
▪	including climate strategy in our internal research and development of products and services
▪	employing more effective fluid filtration methods to decrease waste and improve equipment efficiency and reliability
▪	developing supply efficiencies to reduce the number of rig deliveries
▪	partnering with educational institutions and other corporations to further develop sustainable solutions in the industry
▪	working with our customers on solutions to mitigate noise pollution in and around highly populated areas, and
▪	utilizing industry best practice processes to ensure spill prevention.

Operational Efficiencies

Precision’s focus on delivering sustained drilling efficiency improvements though our Super Series rigs, operational excellence and Alpha suite of technologies also complements our commitment to reducing GHG emissions. On a typical rig site, the GHG emissions/Barrel of Oil Equivalent is largely determined by:

▪	the drilling duration for each well
▪	engine efficiency
▪	type of fuel that powers the rig
▪	energy efficiency of additional equipment
▪	logistical support frequency
▪	size of the drilling pad
▪	rig skid/moving efficiency
▪	proximity from storage location to rig site, and
▪	mobilization to and from rig locations and from well to well.

We continue to make excellent progress addressing these challenges by deploying our Alpha suite of technologies on an increasing number of rigs, expanding the scope of our Alpha technologies and leveraging our SAP S/4HANA enterprise resource planning software.

16	Precision Drilling Corporation 2020 Annual Information Form

Alpha Suite of Technologies

Precision Drilling’s Alpha suite of technologies has three main components to assure efficiency and consistency to our customers:

▪	AlphaAutomationTM eliminates human variance from the operation by automating repetitive drilling sequences to make the drilling process efficient, predictable and consistent
▪

AlphaAppsTM specialized applications for both on-bottom drilling performance and cost control, designed to make complex processes more efficient with well-established algorithms and machine learning techniques, and

▪	AlphaAnalyticsTM leverages real-time data to digitally optimize project evaluation, planning and execution to further drive customer performance and key performance indicators.

To date, Precision drilled over 1,800 wells with AlphaAutomationTM. During 2020, we drilled over 650 wells totaling over nine million feet, significantly enhancing the performance and efficiency of our Super Triple fleet. At year-end, Precision had 39 Alpha-Rigs equipped with AlphaAutomationTM deployed across the U.S. and Canada, with two additional systems on our training rigs at our Nisku and Houston Technical Support Centers. Precision’s automation platform is industry leading in functionality and reliability and is averaging greater than 99.5% uptime.

Ai
IIOT
Analytics
AUTOMATION
SERVICE COMPANIES
TECHNOLOGY PARTNERS
APPS
BIG DATA
PD
OPTIMIZED DECISIONS
SAP
NOVOS
EDGE SYSTEM
ENABLING PLATFORMS
8947389
5647389
Operational Excellence
Co2 Footprint Reductions
Best in Class Wells
Optimized Power
Equipment Efficiency
Eliminate waste

Our AlphaAppsTM platform can host multiple in-house, customer-developed and third-party applications. During 2020, we drilled approximately 200 wells using these Apps, with more than 2,300 App-days from 19 different operators. At year-end, Precision had 18 available AlphaAppsTM, six of which are already fully commercial.

Our AlphaAnalyticsTM suite generated significant value with our customers during 2020, demonstrated by several successful case studies throughout North America. During the year we reduced drilling times on a 28-day well by 4.1 days setting a new efficiency benchmark with a large international oil company in the Delaware basin and delivered and 8% quarter-over-quarter improvement in drilling times with a large customer in the Haynesville basin.

In alignment with Precision’s digital offering, the company remains focused on additional GHG emission-reduction solutions for our customers. We continue to implement low-carbon power sources such as natural gas engines, bi-fuel systems, battery energy storage and highline power options to complement our modern, high-efficiency rigs. Our Power Management App enables us to catalog our carbon footprint and optimize fuel consumption by running generators at a maximum efficiency curve. Other initiatives, such as LED crown lighting, significantly reduce overall power consumption and our equipment monitoring and maintenance schedules ensures that all of our equipment is operating at maximum efficiency.

Precision continues to improve its environmental footprint at the rig site by leveraging its digitally-enabled asset base, alternative power generation options and industry-leading spill prevention practices. Our customers are empowered to drill wells in shorter duration, ultimately reducing time on location and lowering GHG emissions.

Precision Drilling Corporation 2020 Annual Information Form	17

Research and Development

In collaboration with the University of Calgary’s Schulich School of Engineering, we jointly submitted a Collaborative Research and Development Grant application under the Natural Sciences and Engineering Research Council’s (NSERC) University-Industry Program. NSERC awarded funding for the project which involves development of sensing and control systems to be utilized in closed loop automated drilling systems. To further the project, Precision entered into a Research Agreement with the University of Calgary that aims to increase efficiencies in the drilling process and reduce environmental footprint. The project commenced in 2019 and is scheduled for completion in 2021.

We are also supporting development of alternative energy sources through our long-standing partnership with Eavor Technologies Inc. (Eavor). As part of this partnership, Shell International Exploration and Production (Shell) and Precision provided technical expertise in the design, drilling, completion, and construction of geothermal wells and a full scale protype of Eavor’s geothermal technologies in Alberta. Precision provided the drilling expertise for the pilot program, known as the Derek Riddell Eavor-Lite Demonstration Project (Eavor-Lite), which was completed in 2020. Eavor-Lite consists of two deep horizontal wells drilled by Precision, with multilateral legs which intersect each other below the surface of the ground. The system pumps water between the two connected wells and harnesses heat from the planet’s core. Unlike wind and solar, Eavor’s geothermal technology builds upon our expertise in drilling and uses existing energy infrastructure to produce heat and electrical power. Geothermal technologies provide an opportunity for Precision to utilize its existing rig fleet and qualified personnel in the drilling of new geothermal wells. This proposed geothermal recovery technology could one day provide a sustainable emission-free energy alternative to the world.  In 2021, Precision supported Eavor in its attempts to obtain regulatory adjustments from the Government of Alberta through the creation of an Energy Exchange Zone in order to facilitate potential commercial implementation of Eavor’s technology in Alberta.  Precision will continue to expand its strategic partnership with Eavor with a view to further reducing GHG emissions while also continuing to utilize our drilling assets and qualified personnel in the production of geothermal energy.

In 2020, we also formed a consortium with Tourmaline Oil Corporation and Caterpillar Inc. to develop a project to plug and play mobile natural gas generators and an energy storage systems for existing drilling rigs. The technology utilizes cleaner-burning natural gas, a smart energy management system, and storage of electricity that would otherwise be wasted. This high-efficiency system reduces GHG emissions and the cost of rig power generation. The consortium will commercially deploy these systems at its various Precision rig sites in Alberta. The system is projected to save 3,800 tons of CO2 emissions per rig per year. We have successfully deployed the SEMS (smart engine management system) that will automatically start and stop engines based on load demand to reduce fuel consumption and idle times. We have also deployed the DGB (dynamic gas blend) bi-fuel system which will optimize diesel and bi-fuel blend ratios for optimal performance. These new technologies have been deployed on two rigs in Canada. The natural gas engines and ESS (energy storage system) will begin field deployment at the end of the first quarter in 2021.

SOCIAL

Our Corporate Culture

We believe our greatest asset is our people and we are committed to providing a work environment where employees feel respected, satisfied and appreciated. We understand the importance of building a culture that will differentiate Precision from our peers and provide a competitive advantage. We believe in building a team of Passionate People who bring a wide range of ideas, perspectives, skills and cultures to our company.

Our Board champions and holds management accountable for our highly collaborative culture through active oversight and input on initiatives driven by management. In 2020, we conducted an internal corporate culture survey with our employees in the field and in our corporate offices. Over 1,000 employees participated in this process, which resulted in the identification of key focus areas to continue to foster and grow Precision’s positive culture in 2021. Management is using the results from the survey to continually improve our policies and activities to ensure Precision is a leader in fostering in a successful work environment.

Our Core Values and Key Beliefs

The foundation of our culture is our dedication to our Core Values and Key Beliefs, which promote a culture of integrity and accountability. The Board and management annually review our Core Values and Key Beliefs, which our employees are taught throughout the organization to learn and follow.

Our Core Values have endured and are instilled in our corporate culture. They are key aspects of our approach to business. From the top down, the commitment to these values helps ensure we are moving in the right direction with a ‘Down to Earth’ common sense purpose among our employees.

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Down to Earth Safety TARGET ZERO	Down to Earth Family THE PRECISION FAMILY
Down to Earth Support THE FIELD COMES FIRST	Down to Earth Solutions EMPOWERED TO AFFECT CHANGE
Down to Earth Technology THE BEST EQUIPMENT	Down to Earth Performance DESIRE TO BE THE BEST
Down to Earth Communication FACE TO FACE	Down to Earth Relationships EMPLOYEE+CUSTOMER+SUPPLIER +SHAREHOLDER

Our Key Beliefs are a big part of our success. They are the very foundation of how we operate. They are how we want our employees to act, interact, and be perceived. We encourage our employees to personify and validate those Key Beliefs. The Key Beliefs set high expectations at all levels of our company, both in the field and in our corporate offices. The Key Beliefs are defined so that they recognize the intelligence and maturity levels of our organization and provide a fundamentally strong set of positive guidelines for our employees to embrace and abide by no matter the circumstances. They drive each of us to perform with a clear focus, sense of urgency, and commitment to continuous improvement. By creating a feeling of personal ownership and a culture of hard work, innovation and productivity, our Core Values and Key Beliefs encourage an environment that brings out the best in each of us.

Employee Wellness

We have long recognized that healthy, happy employees deliver positive results. Thus, we offer competitive benefit packages to all eligible employees throughout the organization, including health, vision and dental plans. We also offer a multitude of other formal programs to help employees achieve physical, mental and financial well-being. In 2019, we focused on mental health awareness throughout our organization at our annual Safety Standdowns in order to break the stigma around mental health. This foundation was invaluable as the organization faced the challenges presented in 2020. Precision understands that work and family responsibilities can create stress that impacts our employees and their families. Precision offers all employees access to our Employee Assistance Program that provides confidential counseling for personal issues, financial planning resources, beneficiary financial counseling, will preparation and legal assistance.

Talent Management

We strive to have high-performing, Passionate People throughout every level of our company. We have implemented systems and processes that help us execute our talent management strategy to maintain a well-trained, highly competent and capable talent pool, both in the field and corporate positions with a broad range of business experience throughout market cycles.

Precision Drilling Corporation 2020 Annual Information Form	19

SCHOOL OF TOUGHNECKS

We provide hands-on field and safety training. In addition, we provide career path and development training for our drilling and service rig employees, which includes core competencies for advancement in all levels of our organization.

SCHOOL OF LEADERSHIP

We have developed and implemented a New Leader Training Program, a Management Development Program, an Accelerated Development Program, and a Leadership Development Program for new and experienced leaders to hone and expand their management and leadership skills.

PD UNIVERSITY

In 2018, we created PD University, an online hub where employees can access training resources through our new centralized learning and development resources. We enhanced it in 2019 and 2020 and are currently enjoying its benefits in 2021.

In 2018, we created the Precision Drilling University Resource Centre (PD University), an online hub where employees could access competencies, training resources, and development programs. PD University is divided into two segments: the School of Toughnecks and the School of Leadership. The School of Toughnecks focuses on the development and dissemination of training to develop the best crews in the industry, ensuring that our field employees have the skills, knowledge and abilities they need to deliver our High Performance commitment. The School of Leadership is focused on developing new and experienced leaders. The curriculum is designed and delivered by our executives with support from our organizational development and learning professionals.

In 2020, we took advantage of PD University, specifically our investment in e-learning resources. During the COVID-19 pandemic, Precision employees were able to access and continue their professional development by utilizing our PD University resources while working remotely.

Our proactive talent management strategy helps us maintain a strong, agile workforce when the industry experiences manpower shortages during peak operating periods, and most importantly to retain and attract employees when the industry rebounds. In 2020, over 2,500 employees were trained at our training facilities in Canada and U.S. on Precision’s culture, rig roles and responsibilities, well control, tools and equipment, HSE standards, leadership, and communication. During the COVID-19 pandemic, we continued the development of our employees, training over 1,400 corporate and field base employees via e-learning and virtual learning through the use of remote video conferencing software.

Our talent management strategy helps Precision to:

▪	retain experienced field personnel during market cycles
▪	support targeted recruitment initiatives, and
▪	reward the achievement of our short-term and long-term strategic objectives.

As part of our employee engagement strategies, we offer company-supported social activities to promote philanthropy and community engagement collaboration, work-life balance and interaction with the families of our employees. We also hold annual wellness campaigns to support the health and well-being of our employees and hold ticket draws to concerts, sporting events, and other entertainment events to provide employees with social opportunity incentives.

Scholarship Program

We recognize the value of post-secondary education and supporting the development of the future workforce of the oilfield services industry. Due to our cash conservation efforts in 2020, we suspended our long-standing scholarship program that assists children of employees who plan to continue their journey in college or vocational school programs. However, we did maintain and recognize the legacy of numerous long-serving employees who have retired from the company by funding annual scholarships with several education institutions across North America in the name of the retiree. In 2020, we again supported many great institutions with both financial and time-based investments.

We have also been a long-standing contributor to the Houston Livestock Show and Rodeo scholarship program. As one of the largest scholarship providers in the U.S., the Rodeo has presented more than 19,000 scholarships valued at $230 million since 1957. In the future, we will remain focused on these types of investments into our communities.

20	Precision Drilling Corporation 2020 Annual Information Form

High School and University Internship Programs

In 2020 due to COVID-19 pandemic-related office closures, we suspended our internship program. However, we are looking forward to resuming the program in 2021. In past years, Precision initiated industry exposure efforts by broadening students’ technical education and familiarity with our industry through Career Days. In 2019, we hosted 59 interns from 30 universities working in Canada and the U.S with nationalities represented from North and South America, Western and Southern Africa, Southeast Asia, and Northern Europe. We believe our summer internship program provides an important talent pool for our permanent hires and provides participants with practical experience that cannot be obtained in the classroom and is an excellent introduction to the oil and natural gas industry.

Philanthropy and Community Engagement

We are proud to invest in causes that are important to our employees, customers and the communities where we operate. Throughout 2020, our corporate giving program contributed to several exceptional health and human services organizations and youth programs. Due to the COVID-19 pandemic, our 2020 community engagement opportunities were limited compared to previous years. However, Precision continued to volunteer through a number of organizations detailed below.

For nearly 30 years, one of our proudest partnerships in Canada has been with the STARS Foundation which provides rapid and specialized emergency care and transportation for critically ill and injured patients.  STARS operates 24/7 bases in Calgary, Edmonton, Grande Prairie, Regina, Saskatoon and Winnipeg which are well aligned to provide critical support to remote field operations and employees both on and off the job residing across Western Canada.

In 2020, we continued our multi-year partnership with the Heritage Park Society of Calgary to support the Natural Resources Project, “Keeping Alberta’s Story Alive.” The Heritage Park Society restores, builds and creates programs in the Natural Resources Area for the education of nearly 700,000 annual attendees and students at Heritage Park.

Additionally, we have continued our longstanding partnership with the Heart and Stroke Foundation of Canada supporting the Jump-Rope-For-Heart program which impacts over one million children annually in 4,000 schools across Canada.  This program focuses on promoting health, saving lives, enhancing recovery and provides funding to support medical breakthroughs that tangibly improve Canadians’ heart and brain health.

Our financial commitments in 2020 included:

United Way – Alberta Capital Region delivers a network of services and programs for communities in poverty by working together with finding partners, government and community organizations
Alberta Children’s Hospital provides funding the highest excellent care for children and youths in Calgary
Continued strategic alliance with STARS in Canada through sponsorship of the 2020 PSAC STARS & Spurs Gala and funds to support air rescue operations
Continued supporting the Alberta Heart & Stroke (Jump-Rope-for-Heart Program)
Continued supporting the Houston Livestock Show & Rodeo Scholarship program
Supported the Derricks and Diamonds Charity Softball Tournament benefiting the Texas Children’s Hospital
Canadian Cancer Society
Attended Whisper Gala hosted by YMCA
MS 150 event was cancelled but raised funds for the National Multiple Sclerosis Society
Dad-Daughter Gala for Kids Cancer Care
Heritage Park Society

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Calgary Mental Health Association
The Children’s Fund
Donated 200+ toys in toy drive to Texas Children’s Hospital

Spindletop Charities of Houston provides aid programs targeting child abuse prevention, pediatric medical research, drug and alcohol abuse prevention and rehabilitation, education and scholarships, school safety, therapeutic services and after-school programs, and family health

Volunteering in the Community

We understand the value of volunteering our time and have a desire to do more in the communities where we work. We continue to find new ways to obtain and attract new talent and establish a more purpose-driven and engaged workforce. We encourage our employees to participate in company-sponsored volunteer opportunities. In 2020, employees volunteered over 205 hours of time towards numerous organizations aligned with our giving philosophy including:

Held blood drives for Calgary Blood Drive to ensure life-saving blood products are delivered to hundreds of people across the country each day
Society of Petroleum Engineers
Calgary Women in Energy
Strong, Smart & Bold Breakfast hosted by Girls. Inc of Greater Houston

Industry Engagement

Our commitment to the energy industry is evidenced by our participation in a number of non-profit organizations, such as Canadian Association of Oilwell Drilling Contractors (CAODC), International Association of Drilling Contractors (IADC), the Modern Miracle Network and the Fraser Institute. Kevin Neveu is an active member of IADC’s Executive Committee, serving as Chairman in 2019. In 2020, he was also named IADC’s Contractor of the Year. Kevin is also a member of the advisory council for the School of Public Policy at the University of Calgary, influencing the strategic approach to public policy in Canada. Gene Stahl, our Chief Marketing Officer, has served on IADC’s board and Executive Committee since January 2020. Ross Pickering, Senior Vice President, Global Operations Excellence has been a Director of CAODC for 13 years and also served as Chairman of CAODC from 2012 through 2014. He is currently CAODC’s Vice Chairman and Incumbent Chairman until 2022. Since 2018, we have supported the Modern Miracle Network in their efforts to promote Canada as a leading economic partner and responsible energy supplier to the world. Since 2014, we have also partnered with the Fraser Institute to influence Canadian social policy and government accountability.

Canadian Association of Oilwell Drilling Contractors
International Association of Drilling Contractors
Modern Miracle Network
Fraser Institute

Indigenous Relationships

Precision recognizes the history and diversity of Indigenous peoples.  Our relationships help create opportunities and deliver outcomes beneficial to our Indigenous partners, the communities in which we all live, and our customers.  Precision strives to support local Indigenous communities through ongoing engagement, employment and mutually beneficial business opportunities.  Precision currently has a number of successful relationships with Indigenous Nations across Western Canada, including joint venture, collaboration and benefits agreements.

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GOVERNANCE

Corporate Governance, Ethics & Compliance

As we strive for sustainable operations, we work to be financially, environmentally, and socially responsible. We are determined to uphold a culture of integrity and accountability in making decisions, managing risk, and building relationships. At all times we are guided by our Core Values, Key Beliefs, and good corporate governance principles. To sustain the trust of our stakeholders, we remain committed to our internal resources, which promote Board independence, proactive shareholder engagement, risk management and ethics and integrity principles.

Precision is committed to ethical behavior through our Code of Business Conduct (the Code), and our employment policies and practices. The Board and our external and internal auditors provide oversight and ensure compliance throughout our organization. Our internal audit function reports directly to the Audit Committee of the Board.

Governance Guidelines

Our Corporate Governance Guidelines outline the composition, structure, procedures, and policies that guide our Board of Directors on the qualification, responsibilities, and compensation of our directors. These guidelines are reviewed annually and serve as a guidepost for the Board. Topics pertaining to corporate citizenship, governance and sustainability are also routinely reviewed at meetings of the Board and its committees.

The Board provides comprehensive oversight of the management and governance of Precision. Throughout 2020, our Board had at least eight members. All directors stand for election at our annual meeting of shareholders. The CGNRC performs an annual evaluation of Precision’s director criteria, Board diversity profiles, and skills and experience. This committee also performs assessments of the Board, committees, and individual directors.

In 2020, we formalized our rules and procedures governing directors’ memberships on external boards in a new External Directorship Policy. This policy clearly delineates Precision’s expectations regarding directorship time commitments and good governance standards.

Our Code of Business Ethics

We believe ethical behavior is fundamental to the way we do business. Our Code ensures every director, executive officer, manager, employee, and contractor represents Precision’s values. The full text of the Code is available at www.precisiondrilling.com.

We have a robust, proven corporate governance system that is effective in ensuring a transparent culture. It allows for ethical issues to be reported, assessed and resolved in a timely manner. This system employs a strong body of policies, enforcement mechanisms and a closed-loop resolution process of issues that are reported.

The Code addresses the following key areas, among others:

▪ financial reporting and accountability ▪ maintaining confidentiality ▪ avoiding conflicts of interest ▪ complying with laws ▪ safeguarding corporate assets ▪ reporting illegal or unethical behavior	▪ fair dealing ▪ disclosure ▪ anti-retaliation ▪ data and privacy security ▪ bribery and corruption ▪ harassment and discrimination

Every director, executive officer, manager, and employee must annually acknowledge that they have read, understood and will abide by the Code. Each member of the senior management team must also certify quarterly whether they are aware of any breaches of the Code. In-person and online training is provided annually to all permanent employees and covers an array of topics related to business conduct and ethics.

EthicsPoint Hotline

A hotline is available for anyone within or outside of Precision to confidentially and anonymously report any suspected illegal or unethical conduct or breach of our policies. With the oversight of the Audit and HRCC Committees, there were no ethics incidents in 2020 that required disclosure and 100% of the issues reported through the hotline were reviewed and resolved. An independent third party operates the hotline and notifies the Chief Compliance Officer (CCO) immediately upon receiving a complaint.

In 2020, Precision enhanced our EthicsPoint Hotline internal process by streamlining the procedures for reviewing all complaints. Our CCO is responsible for initially reviewing all EthicsPoint complaints and delegating complaints to the proper internal

Precision Drilling Corporation 2020 Annual Information Form	23

department based on the subject matter. All complaints are then investigated by our legal, internal audit or human resources departments, based on the subject matter of the allegation. All reports based on such investigations are provided to the CCO for final reviews and then reported quarterly to our Compliance Committee. Once the Compliance Committee has reviewed all reports, management then presents the reports to the Audit Committee or the HRCC, depending on the nature of the allegation.

Internal Policies

We work proactively to ensure our workforce and the Board understand their obligations to uphold our standards and the law when it comes to ethics and compliance. We have developed internal corporate policies, in addition to our Code, to guide our directors, officers, and employees in meeting our standards and fulfilling our responsibilities to our shareholders, governmental, and regulatory authorities, business partners and each other. The following are some of our internal policies that we have put in place to ensure compliance and to reflect our current business practices.

Human Rights

Precision respects Human Rights as a fundamental value.  Our objective is to promote Human Rights throughout our organization, our customers, operations, and entities with which we do business.  Our Compliance Department is responsible for the execution and maintenance of our Human Rights policy detailed in the Code.  Our policies aim to help identify and prevent any threats to Human Rights.  If a breach is identified, we work diligently to ensure a fair and impartial remediation.

Anti-Bribery and Anti-Corruption

We recognize that we operate in some countries with a low ranking on the Corruption Perception Index, as compiled by Transparency International. Precision has an Anti-Bribery and Anti-Corruption Policy that sets out the Company’s standards for detecting and preventing corruption. Our Compliance Department provides mandatory, comprehensive training annually on issues dealing with bribery and corruption for key groups of employees. Additionally, in-person training is delivered throughout the organization and scheduled as needed.

There have been no internal or external investigations regarding non-compliance with anti-bribery and corruption laws or our policies and there are currently none underway. Our Compliance Department continually monitors intermediaries through internal reviews and assistance from a third-party vendor. Our due diligence procedures generate a risk score for intermediaries. Based on the results, due diligence recommendations are completed and monitored through an intermediary database.

International Trade – Sanctions

Our international trade policies are designed to ensure compliance with applicable laws and regulations governing the export and import of Precision’s products, services, software, and technology to areas where we conduct or plan to conduct business. In 2019, we conducted a comprehensive assessment of our international trade policies and completed the refreshment our international trade manual in 2020.

Precision complies with all export control, sanctions, and hiring, of the countries where we operate, including Canada and the U.S. Precision also complies with the anti-boycott laws of the U.S.

While Precision’s products, services, software, and technology are generally not military in nature, some purely commercial or civilian items are regulated because they have a “dual-use,” meaning they could be used for military, weapons proliferation, or other nefarious use even though we and our business partners do not use them for such purposes.  Therefore, Precision ensures that no such items are exported without the appropriate authorization.

It is our general policy that no U.S. incorporated or U.S. based affiliate of Precision, no non-U.S. entity subject to U.S. jurisdiction (including foreign entities owned or controlled by a U.S. party), no U.S. citizen or resident employee wherever located, or no non-U.S. employee or resident while acting in the United States, may participate in, approve, facilitate, assist, advise on, or support any transaction involving countries sanctioned by the U.S. government (e.g., Cuba, Iran, Syria); companies organized in, or owned or controlled by the governments of those countries; or sanctioned parties.

Clawbacks

Our senior leadership team is held accountable for their decisions. As such, we have designed our compensation plan so any consequences stemming from our policies, employment agreements and incentive plans align with Precision’s best interests.

Our Clawback Policy entitles us to recoup some or all incentive compensation awarded or paid to our senior leadership team, including our CEO, both past and present, if:

24	Precision Drilling Corporation 2020 Annual Information Form

▪	there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision, or
▪	there was an error in calculating executive compensation during their time with Precision, or
▪	the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

The Policy applies to all forms of incentive awards including bonuses, restricted share units, performance share units and stock options.

Insider Trading

Our Insider Trading Policy applies to all directors, executive officers, managers, and employees. Reviewed annually by the CGNRC, the Policy:

▪	sets out our obligations to stock exchanges, regulators and investors
▪	prohibits “tipping” or the purchase or sale of Precision shares while in possession of undisclosed material information
▪	establishes a regular black-out calendar
▪	prohibits short-term trades, purchases on margin, short sales, trading in derivatives, or hedging the value of Precision shares through specific financial instruments
▪	requires insiders to pre-clear trades of Precision shares, and
▪

prohibits insiders from participating in equity monetization transactions involving any unvested equity awards under our long-term incentive plans or Precision shares that constitute part or all our terms for meeting our minimum share ownership guidelines.

Privacy

Precision has a Privacy Policy and our organization respects and is committed to protecting the privacy and security of all personal information collected by Precision.  We recognize the importance of having effective privacy protections in place and are committed to complying with applicable privacy laws and regulations in our various jurisdictions, supplemented by our internal policies and standards.

Our Chief Privacy Officer (CPO) is responsible for ensuring our internal policies are implemented and maintained.  The CPO ensures the appropriate personnel understand our Privacy Policy and provides all necessary guidance to assist with implementing and monitoring of the Privacy Policy.

Our Privacy Policy details what personal information is, how we collect, share, use and protect this information, and how employees can exercise their privacy rights. We process personal information for the purposes set out in our Privacy Policy and if we need to process personal information for other purposes, we provide notice to the employee and, if required by law, seek their consent. In 2019, we updated our Privacy Policy to ensure compliance with various regulations and provided privacy training to all corporate employees.

We have implemented appropriate physical, technical and organizational security measures to secure personal information against accidental loss and unauthorized access, use, alteration or disclosure.  In addition, we limit access to personal information to those employees, agents, contractors and other third parties that have a legitimate business need for such access. Each department is responsible for the security of information in its custody and implement measures to keep such information safe.

Avoiding Conflicts of Interest

The Board is committed to making decisions in the best interests of Precision and considers the interests of our shareholders, securityholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

From time to time, directors may face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they advise the Chairman of the Board, abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting.

Our employees are also required to disclose any potential conflicts of interest. The conflicts disclosed are reviewed by our Audit and Compliance departments and resolved in accordance with the Code.

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Public Policy & Lobbying

Precision is politically neutral and does not engage in political activities or make political contributions. We may not use company funds or assets for political purposes. However, we are active members of various associations that conduct lobbying on behalf of the oil and natural gas industry, and we allow lobbying on behalf of Precision’s interests, in accordance with all federal and provincial regulations. The CEO must approve all such requests for financial support for these associations.

Our policy requires that employees inform the CCO of any company communication with government officials, including elected officials and bureaucratic staff. However, this does not include dealings with regulators on ordinary matters (the Alberta Energy Regulator, Occupational Health & Safety officials and other regulators in Canada, the U.S. or internationally that interact with Precision in the ordinary course of business), unless their actions raise questions under our policies.

Diversity and Inclusion

Employee Diversity

Delivering strong operational and financial results in today’s environment require the expertise and positive contributions of every Precision employee. We seek to bring a diverse range of thoughts, experiences, and points of view to complement our strategy and decision-making process. This is why we have made a commitment to be a inclusive workplace free from discrimination, harassment, workplace violence and retaliation. Our diversity and inclusion policy prohibits discrimination of any kind and promotes diversity and inclusivity among our employees, management and the Board.

We adopted a diversity and inclusion policy in 2015 that considers gender, race and other factors with the objective of promoting diversity and inclusion among our employees, management team and the Board to foster an environment where we can draw on the widest range of knowledge, skills, perspectives and experience. We continue to review and update this policy annually and measure compliance and progress in order to develop new initiatives to move the needle in our diversity efforts. As a company with operations in several countries, we place high importance on ensuring that we have a diverse management team and Board

We aim to create a workplace free from discrimination by posting gender-neutral job listings for positions throughout the organization. We encourage all employees or individuals, who meet the criteria (irrespective of gender) to apply for all positions.

Management Diversity

Increasing diversity at the management level is essential to maintaining our competitive advantage and is a factor in managing our talent pool and making strategic hires.

The executive leadership team reviews the talent pool regularly and considers the individual’s development, industry experience, background, race, gender and other factors before recommending executive appointments to the Board for approval. The Board also considers the representation of women and geographic diversity, amongst other factors, in executive positions when reviewing the management succession plan and approving executive appointments. We do not have specific gender targets as we believe merit of the candidate and needs of the organization must be paramount.

Board Diversity

When recruiting new directors, the CGNRC considers candidates on merit. It considers our vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have to best enhance our business plan and strategies. The CGNRC also considers diversity as part of this process, including the level of female representation on the Board. When assessing Board composition or identifying suitable candidates for appointment to the Board, the CGNRC will include a slate of minority candidates for all open Board seats. We have not adopted targets for female directors because we believe merit of the candidate and needs of the organization must remain paramount. We believe our process of reviewing candidates on a variety of factors is more appropriate because it includes gender as well as ethnicity, geographic location and other experience. However, in 2019, we amended our diversity policy to ensure qualified female candidates are included for all open Board positions.

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In the last seven years, two out of our four new directors have been women. We are firmly committed to gender diversity and are mindful of the need to pursue qualified female candidates. The CGNRC ensures the list of potential director candidates includes qualified women, but the Board’s decision to appoint or nominate a director is based on qualifications of candidates and the particular needs of the Board at that time. The Board believes it must also have the flexibility to add qualified board members when they become available, and this may mean appointing female or male directors, as appropriate.

Reporting and Accountability

The Human Resources department reviews the structure, size, pay equity and composition of our workforce annually and prepares a report for the Chief Administrative Officer and the Chief Executive Officer (CEO). Similarly, the executive leadership team meets regularly to assess its optimum composition, and annually provides a report to the CGNRC.

The CGNRC also monitors Board diversity and prepares an annual report for the Board that includes information about factors to consider when recruiting new directors.

Enterprise Risk Management (ERM)

Precision employs a comprehensive Enterprise Risk Management (ERM) program that proactively assesses material risks to the organization and manages several robust mitigation strategies.

ERM Oversight

The Precision Board maintains an active approach in overseeing the internal risk function. The Board performs timely review of all risk related matters, including assessment of the Company’s internal Risk Matrix and receiving quarterly updates from its delegated internal Risk Committee.

Precision Drilling’s senior management team is primarily responsible for monitoring all macro, organizational and sustainability related risks on a frequent basis. The ERM process is led by Precision’s Senior Vice President, General Counsel and Corporate Secretary, and supported by the Company’s entire officer group, which ensures that all material risks are identified and that proper mitigation strategies are fully implemented.

ERM Function

Precision’s ERM process is a continuous, thorough, and forward-looking evaluation of enterprise-level risks that could directly or indirectly impact the organization’s ability to operate. The Company’s designated Risk Committee manages an internally developed Risk Matrix, which, outlines all identified risks to the organization and their resulting compounding effects on other related challenges. The Risk Committee reviews all findings on a quarterly basis, identifies new potential risks for the organization, and proposes enhancements to mitigating efforts. Documented findings are reviewed by Precision’s CEO and presented quarterly to the Board of Directors for further collaboration to ensure effective oversight of the Company’s risk function.

ERM Link to Sustainability

We acknowledge the Company’s various sustainability-related responsibilities when managing the ERM function. Precision continuously monitors various risks related to its ESG performance, specifically identifying several risks and mitigation opportunities for the following:

▪	Environmental impacts, including climate change, air and water pollution and energy efficiency
▪	Social factors addressing corporate culture, inclusiveness and our world-class safety program, and
▪	Governance controls throughout the organization to ensure ethical conduct and transparency.

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Supply Chain Management

Our Supply Chain provides essential support to our business operations and extends our commitment to sustainability beyond our doorstep.

We engage suppliers, consultants, and independent contractors to assist in running our global operations. These suppliers provided goods and services such as materials, equipment, construction, labor, transportation, office products and services, benefits administration, accounting, legal and engineering services. These reliable, highly capable and trusted partners share our core values and drive for superior results. Our suppliers achieve high safety and ethical standards, offer innovative, value added capabilities, understand our business, embrace quality procedures and processes, and offer superior technology, cost, or service advantages.

We manage supply risk, through our comprehensive selection process. We predominantly use U.S. and Canadian domestic suppliers, which are bound by U.S. and Canadian laws and regulations. We ensure that these suppliers comply with their obligations and the law before entering into contractual arrangements.

Internationally, we manage supply chain risk by stringently vetting suppliers and following specific processes to determine the appropriate type of due diligence required before engaging with them. Our Anti-Corruption compliance policy require certain high-risk suppliers to successfully complete an added layer of due diligence, receive anti-bribery training, and undergo and frequent audits.

2020 Vendor Spend by Country

UAE
2.09%
SAUDI
ARABIA
6.79%
KUWAIT
7.1%
CANADA
27.5%
USA
56.5%

We expect all suppliers to comply with our Code.  We emphasize our expectations of suppliers in areas of legal and ethical compliance; environmental, health, safety and security; conflict minerals; conflict of interest; human rights; diversity; and compliance assurance.

Our approach to managing supply chain focuses on two elements that are critical to maintaining our commitment to being a valued partner:

▪

Creating prosperity through local and inclusive economic opportunity: Our supply chain is one of our most powerful tools for creating prosperity in the communities where we operate.  We spent more than $457 million and $275 million in total goods and services in 2019 and 2020 respectively, much of it going to locally owned companies.  Precision recognizes that the positive local impact of our supply chain investments can be amplified by the sourcing decisions of our suppliers.  These relationships create an opportunity for local businesses to gain access to new technology, bring their processes up to international standards and train their people on the latest industry practices.

▪

Encouraging our partners to meet high standards of ethical, safety, social and environmental performance: Our expectations of our contractors and suppliers, as well as the standards to which we hold them, help raise the bar for thousands of companies on issues such as respecting human rights and health, environment, and safety practices.

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Corporate Governance Material Available on Our Website

Our Corporate Governance Guidelines set forth our governing principles for an effective functioning Board. They are reviewed annually and are revised in response to changing governance practices and requirements. The Corporate Governance Guidelines are posted on the Corporate Governance section of our website at https://www.precisiondrilling.com/investor-relations/corporate-governance/overview/default.aspx.

Other information related to the corporate governance of Precision is available on the Corporate Governance section of our website, including:

▪Corporate Bylaws	▪Code of Business Conduct and Ethics
▪Board of Directors Charter	▪Audit Committee Charter
▪Audit Committee Charter	▪CGNRC Charter
▪HRCC Charter	▪Policy on Majority Voting
▪Procedures for communicating complaints and concerns

Feedback

We believe in building a feedback rich culture and encourage ongoing engagement with our employees, shareholders and other stakeholders. Please contact us at investorrelations@precisiondrilling.com with your feedback.

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CAPITAL STRUCTURE

COMMON SHARES

We can issue an unlimited number of common shares. On November 12, 2020, we implemented a 20:1 share consolidation. At December 31, 2020, there were 13,459,593 common shares issued and outstanding.

The Board holds an annual meeting of common shareholders to elect the directors and appoint the auditors, among other things. It can convene a special meeting of shareholders at any time and for any reason.

Only shareholders of record can attend and vote at shareholder meetings. They can vote in person or by proxy, and their proxyholder does not need to be a shareholder. Each common share entitles the holder to one vote.

Common shareholders have the right to receive dividends as and when declared by the Board. They also have the right to receive our remaining property and assets if Precision is wound up, subject to the prior rights and privileges attached to our other classes of shares.

Market for Securities

The table below summarizes the trading activity for our common shares in 2020 and the daily high and low closing price for our shares.1 Our common shares trade on the TSX, under the symbol PD, and on the NYSE, under the symbol PDS.

	TSX (PD)			NYSE (PDS)
	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
January	43.00	31.20	1,550,615	32.20	23.40	831,497
February	39.20	30.80	1,390,565	29.60	23.40	722,995
March	33.40	8.20	2,691,133	25.00	5.70	1,655,777
April	15.00	8.20	2,338,211	11.00	5.82	2,030,555
May	16.20	14.00	1,282,299	11.60	10.00	960,425
June	26.00	14.80	1,502,040	19.34	11.20	1,203,190
July	20.00	15.80	674,712	15.21	11.43	549,094
August	21.20	16.40	542,151	16.22	12.21	442,126
September	18.80	16.00	368,597	14.37	12.01	325,372
October	20.80	16.40	740,262	16.00	12.54	558,146
November	25.98	17.00	3,971,494	19.93	13.13	3,048,361
December	28.33	20.22	2,587,992	22.17	15.76	2,366,579
(1)	All listed values reflect post 20:1 consolidation completed November 12, 2020.

Dividends

Subject to compliance with the Senior Credit Facility and the indentures governing our unsecured senior notes, the declaration and payment of future dividends, if any, and the amount of any dividends, will be in the sole discretion of our Board based on various factors and conditions from time to time, which may include our financial results, operations, outlook for commodity prices, future capital requirements and the satisfaction of the liquidity and solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

Our Senior Credit Facility allows the payment of dividends as long as no default or event of default has occurred and if our pro forma senior net leverage ratio (as defined in the credit agreement) is less than or equal to 1.75:1.

During the Covenant Relief Period, as described on page 34, distributions are limited to US$15 million in 2020 and US$25 million in 2021 and 2022, and are not permitted if the borrowings under the Senior Credit Facility exceed US$250 million.

The unsecured senior notes contain a restricted payments covenant that limits our ability to make payments in the nature of dividends, distributions and for share repurchases. The restricted payments basket grows from a starting point of January 1, 2010 for the 2024 Notes, from October 1, 2016 for the 2023 Notes, and from October 1, 2018 for the 2026 Notes, by, among other things, 50% of cumulative consolidated net earnings, and decreases by 100% of cumulative consolidated net losses as defined in the note agreements, and cumulative payments made to shareholders.

Based on our consolidated financial results as of December 31, 2020, the net relevant restricted payments basket was negative $307 million, which limits our ability to declare and make dividend payments or share repurchases until the governing restricted payments basket becomes positive.

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Normal Course Issuer Bid

On August 27, 2019, we implemented a NCIB through the facilities of the TSX and NYSE. On August 27, 2020, we renewed the NCIB. The NCIB allows us to buy back up to 1,199,883 million shares, representing 10% of our public float, by August 26, 2021. As of December 31, 2020, Precision repurchased and cancelled 420,588 shares (on a post-consolidation basis) for approximately $11 million. These repurchases were funded from cash flow and account for 3.5% of Precision’s available public float.

Shareholder Rights Plan

On June 1, 2010, unitholders of Precision adopted a shareholder rights plan, simultaneously with the approval of the plan of arrangement to convert Precision Drilling Trust to a corporate structure. Precision shareholders confirmed the continuation of and revisions to the plan at the 2013 annual and special meeting of shareholders and confirmed the continuation of the plan at the 2016 annual meeting of shareholders. At Precision’s 2019 annual and special meeting of shareholders Precision shareholders confirmed the continuation of and revisions to the plan.

The plan is designed to protect the rights of all shareholders and maximize value if there is ever a take-over bid for Precision. Take-over bids can be coercive or discriminatory, or initiated at a time when it may be difficult for the Board to prepare an adequate response.

Our shareholder rights plan discourages these kinds of offers by creating potential significant dilution to the offeror by issuing contingent rights to all our shareholders to acquire additional Precision shares at a significant discount to the prevailing market price that could, in certain circumstances, be exercised by all our shareholders other than the offeror and its associates, affiliates and joint actors.

An offeror can avoid the potential dilution by making an offer that either:

▪

qualifies as a permitted bid under our shareholder rights plan and therefore meets certain specified conditions (including a minimum deposit period of 105 days) and aims to ensure all shareholders are treated equally, or

▪

does not qualify as a permitted bid but is negotiated with us and is exempted from the shareholder rights plan because the offer can be bargained for agreed terms and conditions that we believe are in the best interests of Precision shareholders.

Term and Expiration

Our shareholder rights plan expires on the Expiration Time, which is defined as the earlier of (i) the date the Rights (as defined below) are redeemed (the Termination Time) or (ii) the termination of the annual meeting of Precision shareholders in the year 2022.

Issue of Rights

Under our shareholder rights plan agreement with Computershare Trust Company of Canada (Computershare) as our rights agent, we issued one right (Right) for each Precision common share that was outstanding at the close of business June 2, 2010, the effective date of our shareholder rights plan (the Effective Date), and one right for each additional common share that was issued after that date, subject to the terms and conditions of the plan.

Issuing Rights is not dilutive and will not affect reported earnings or cash flow per Precision share unless the Rights separate from the underlying Precision shares for which they were issued and become exercisable or are exercised.

Issuing Rights will also not change the way Precision shareholders currently trade their Precision shares and is not intended to interfere with Precision’s ability to undertake equity offerings in the future.

Rights Exercise Privilege

The Rights will be separate from our shares, unless delayed by the Board, and will be exercisable 10 trading days (the Separation Time) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of our shares, other than by an acquisition pursuant to a take-over bid permitted by our shareholder rights plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of 20% or more of our shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void if a Flip-in Event occurs.

Each Right (other than those held by an Acquiring Person) entitles its holder to purchase additional Precision shares at a substantial discount to their prevailing market price at that time.

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Permitted Bid Requirements

A take-over bid must meet the following requirements to qualify as a Permitted Bid:

▪	the bid must be made by way of a formal take-over bid circular under applicable securities legislation
▪	the bid must be made to all registered holders of Precision shares (other than the offeror)
▪	the bid must be subject to irrevocable and unqualified provisions that:
▪	the bid will remain open for acceptance for at least 105 days from the date of the bid (or a shorter period as permitted by National Instrument 62-104)
▪	the bid will be subject to a minimum tender condition of more than 50% of the Precision shares held by independent shareholders
▪	shares may be deposited to the bid at any time from the date of the bid until the date the shares may be taken up and paid for and shares may be withdrawn until taken up and paid for, and
▪

the bid will be extended for at least 10 days if more than 50% of the Precision shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact).

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after the bid has started) as the Permitted Bid that is outstanding, will be considered to be a Permitted Bid for the purpose of our shareholders rights plan.

Permitted Lock-up Agreement

A person will not become an Acquiring Person when entering into an agreement (a Permitted Lock-Up Agreement) with a Precision shareholder where the Precision shareholder (the Locked-Up Person) agrees to deposit or tender its Precision shares to a take-over bid (the Lock-Up Bid) made by that person, provided the agreement meets certain requirements, including that:

▪	the terms of the agreement are publicly disclosed, and a copy is publicly available
▪	the Locked-Up Person can terminate its obligation under the agreement in order to tender its Precision shares to another take-over bid or transaction where:
▪

the offer price or value of the consideration payable is (A) greater than the price or value of the minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid

▪

if less than 100% of the number of outstanding Precision shares held by independent shareholders are offered to be purchased under the Lock-Up Bid, the number of Precision shares offered to be purchased under another take-over bid or transaction (at an offer price not lower than pursuant to the Lock-Up Bid) is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid, and

▪

if the Locked-Up Person fails to deposit its Precision shares to the Lock-Up Bid, no break fees or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another take-over bid or transaction, shall be payable by the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, a legend imprinted on Precision share certificates representing Precision shares issued after the Effective Date will serve as proof of the Rights. Rights will trade together with, and may not be transferred separately from, the Precision shares.

As of Separation Time, separated certificates will serve as proof of the Rights. Rights may be transferred separately from the Precision shares.

Waiver

The Board, acting in good faith, may, before a Flip-In Event occurs, waive the application of our shareholder rights plan to a particular Flip-In Event where the take-over bid is made by a take-over bid circular to all holders of our shares. If the Board exercises its power to waive one take-over bid, the waiver will also apply to any other take-over bid for our shares made by a take-over bid circular to all holders of our shares before the expiry of any other bid for which our shareholder rights plan has been waived.

The Board may also waive the application of our shareholder rights plan for a Flip-In Event that has occurred inadvertently, as long as the Acquiring Person that inadvertently triggered the Flip-In Event reduces its beneficial holdings below 20% of the outstanding Precision shares within 14 days or another date determined by the Board.

The Board may waive the application of our shareholder rights plan to any other Flip-In Event before it occurs if it has received shareholder approval.

32	Precision Drilling Corporation 2020 Annual Information Form

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid for which the Board has waived the application of our shareholder rights plan.

With shareholder approval, the Board may also, prior to the occurrence of a Flip-In Event, elect to redeem all the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for their client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plan, pension plans or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Precision shares, are effectively exempted (through the definition of “beneficial ownership” under our shareholder rights plan) from triggering a Flip-In Event provided that they are not in fact making, either alone, jointly or in concert with any other person, a take-over bid.

Directors’ Duties

Our shareholder rights plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Precision. If there is a take-over bid or a similar proposal, the Board will still have the duty to take action and make recommendations to Precision shareholders that it considers appropriate.

If there is a conflict between this summary and the provisions of the Shareholder Rights Plan Agreement, as amended and restated, will govern. You can request a copy by contacting our Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Tel: 403.716.4500

Fax: 403.264.0251

PREFERRED SHARES

The number of preferred shares that may be authorized for issue at any time cannot exceed more than half of the number of issued and outstanding common shares. There are currently no preferred shares issued and outstanding.

We can issue preferred shares in one or more series. The Board must pass a resolution determining the number of shares in each series, and the designation, rights, privileges, restrictions and conditions for each series, before the shares can be issued. This includes the rate or amount of dividends, when and where dividends are paid, the dates dividends accrue from any rights or obligations for us to buy or redeem the shares, and the price, terms and conditions, and any conversion rights.

Precision Drilling Corporation 2020 Annual Information Form	33

MATERIAL DEBT

As at December 31, 2020, we had:

▪	US$75 million drawn and US$425 million available (excluding outstanding letters of credit of US$32 million) under the Senior Credit Facility
▪	US$286 million outstanding under the 2016 offering of 7.75% unsecured senior notes due 2023 (the 2023 Notes)
▪	US$263 million outstanding under the 2014 offering of 5.25% unsecured senior notes due 2024 (the 2024 Notes), and
▪	US$348 million outstanding under the 2017 offering of 7.125% unsecured senior notes due 2026 (the 2026 Notes).

The following is a summary of the material terms of the Senior Credit Facility, the 2023 Notes, the 2024 Notes and the 2026 Notes (the 2023 Notes, 2024 Notes and 2026 Notes collectively, the Senior Notes). Copies of the Senior Credit Facility (including any amendments thereto) and the note indenture governing the 2023 Notes (the 2023 Note Indenture), the note indenture governing the 2024 Notes (the 2024 Note Indenture) and the note indenture governing the 2026 Notes (the 2026 Note Indenture) (collectively, the Senior Note Indentures) are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Senior Credit Facility

We entered into the Senior Credit Facility with a syndicate of lenders and the Royal Bank of Canada as administrative agent in 2010.

The Senior Credit Facility is an extendible revolving term credit facility that is used for general corporate purposes and is secured by liens on substantially all our present and future assets and the present and future assets of our material U.S. and Canadian subsidiaries (including subsidiaries we have designated material, collectively the Material Subsidiaries, as set out in the Senior Credit Facility). The Senior Credit Facility includes representations and warranties, covenants and events of default that are customary for transactions of this nature, including financial ratio covenants that are tested quarterly or prior to certain distributions or junior debt repayments.

In April 2016, we agreed with our lending group to the following amendments to our Senior Credit Facility:

▪	permit second lien debt not to exceed US$400 million subject to certain terms and conditions, and
▪	add a new covenant with respect to anti-cash hoarding whereby we are only permitted to draw a maximum of US$50 million on the facility if the only purpose is to accumulate cash.

In January 2017, we agreed with our lenders to the following amendments to our Senior Credit Facility:

▪

reduce the Consolidated Interest Coverage Ratio (as defined in the credit agreement) to greater than or equal to 1.25:1 for periods ending March 31, June 30 and September 30, 2017. For the periods ending December 31, 2017 and March 31, 2018, the ratio is 1.5:1, and reverting to 2.5:1 thereafter, and

▪	reduce the size of the facility to US$525 million.

In November 2017, we agreed with our lenders to the following amendments to our Senior Credit Facility:

▪

the Consolidated Interest Coverage Ratio (as defined in the credit agreement) to greater than or equal to 1.50:1 for the period ending March 31, 2018. For the periods ending June 30, September 30, December 31, 2018 and March 31, 2019, the ratio is 2.0:1, and reverts to 2.5:1 thereafter

▪	reduce the size of the facility to US$500 million
▪

permit the redemption and repurchase of junior debt subject to a pro forma senior net leverage ratio (as defined in the credit agreement) (senior net leverage covenant ratio) of less than or equal to 1.75:1, and

▪	permit distributions post the covenant relief period subject to a pro forma consolidated senior net leverage covenant ratio of less than or equal to 1.75:1.

In November 2018, we agreed with our lenders to extend the maturity date of the facility by one year to November 21, 2022.

In November 2019, we agreed with our lenders to extend the maturity date of the facility by one year to November 21, 2023.

In April 2020, we agreed with the lenders of our Senior Credit Facility to reduce the consolidated Covenant EBITDA (as defined in the Senior Credit Facility) to consolidated interest expense coverage ratio for the most recent four consecutive quarters of greater than or equal to 2.5:1 to 2.0:1 for the period ending September 30, 2020, 1.75:1 for the period ending December 31, 2020, 1.25:1 for the periods ending March 31, June 30 and September 30, 2021, 1.75:1, for the period ending December 31, 2021, 2.0:1 for the period ending March 31, 2022 and 2.5:1 for periods ending thereafter. During the covenant relief period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$15 million in 2020 and US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1. In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month

34	Precision Drilling Corporation 2020 Annual Information Form

basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.

At December 31, 2020, we were in compliance with the covenants of the Senior Credit Facility.

The table below sets out the key features of the Senior Credit Facility as of March 15, 2021:

Key Features of Senior Credit Facility
Amount

∎  provides senior secured financing of up to US$500 million

∎  includes a provision to increase the credit facility limit by up to an additional US$300 million (subject to certain conditions, including obtaining additional lender commitments)

Term and repayment

∎  matures and to be repaid in full on the earlier of November 21, 2023 and 90 days inside the maturity of any junior debt

∎  provides us the option to request the lenders to extend the term of the facility at their discretion for up to five years from the date of request

Letters of credit

∎  provides for letters of credit (including letters of guarantee) in U.S. or Canadian dollars or other currencies acceptable to the fronting lender up to a total of US$200 million (as a sublimit of the overall commitments)

Interest rates and fees

∎  provides us the option to choose the interest rate on loans denominated in U.S. or Canadian dollars:

– either a margin over a U.S. base rate or a margin over the LIBOR rate for U.S. dollar loans

– either a margin over the Canadian prime rate or a margin over the CDOR rate for Canadian dollar loans and banker’s acceptances and banker’s acceptances. The margins are based on the then applicable ratio of Consolidated Total Debt to Covenant EBITDA (as defined in the credit agreement) (margin ratio)

∎  also provides for:

–  a standby fee for each lender calculated on the unused amount of its commitment at a percentage based on the applicable margin ratio

–  an issue fee on the outstanding amount of the letters of credit equal to the margin applicable to LIBOR loans and CDOR rate (subject to reduction in fees for non-financial letters of credit)

–  a fronting fee to be paid to each fronting lender

Guarantees and security

∎   we and our Material Subsidiaries have pledged substantially all our respective present and future assets, secured by a perfected first priority lien, subject to certain permitted encumbrances, as security for our obligations (including obligations to cash management providers, operating lenders and swap providers). All Material Subsidiaries have also guaranteed these obligations

∎    if we receive a corporate credit rating of at least BBB- from Standard & Poor’s Rating Services (S&P) and Baa3 from Moody’s, we have the option to require the security to be released (with a corresponding obligation to re-grant security if the rating drops below this threshold after the release). We currently have a corporate credit rating of B from S&P, a rating of B2 from Moody’s Investors Service, Inc. (Moody’s) and a rating of B+ from Fitch Ratings

Certain covenants and events of default

∎   subject to certain exceptions, several covenants restrict our ability and the ability of our Material Subsidiaries to do any of the following, among other things:

–  incur or assume additional debt

–  dispose of assets

–  make or pay dividends, share redemptions, or other distributions if an event of default has occurred

–  change our primary business

–  incur or assume liens on assets

–  enter into mergers, consolidations, or amalgamations

–  enter into speculative swap agreements

–  repay junior debt

∎   also includes customary affirmative covenants and events of default

∎   we must also comply with the following financial covenant ratios, each calculated for the most recent four consecutive fiscal quarters:

–  a maximum Consolidated Senior Debt to Covenant EBITDA ratio (as defined in the credit agreement) of 2.5:1 (the Consolidated Senior Debt to Covenant EBITDA as defined in the credit agreement ratio may increase to 3:1 for the first three fiscal quarters following a material acquisition that involves total consideration of more than 5% of our consolidated net tangible assets)

–  a Consolidated Interest Coverage Ratio (as defined in the credit agreement) of 2.5:1 (except during the covenant relief period)

∎   no more than US$250 million in new unsecured debt can be incurred or assumed except where the new unsecured debt is used to refinance existing unsecured debt, or the new unsecured debt is assumed through an acquisition

Operating Facilities

We have a $40 million secured operating facility, a US$15 million secured operating facility, and a US$30 million secured facility for letters of credit. At December 31, 2020, availability of the $40 million operating facility was reduced by outstanding letters of credit of $7 million. Availability of the US$30 million secured facility for letters of credit was reduced by outstanding letters of credit of US$2 million. No amount was drawn on the US$15 million secured operating facility with the full US$15 million remaining

Precision Drilling Corporation 2020 Annual Information Form	35

available for drawdown. The facilities are primarily secured by charges on substantially all of our present and future property and Material Subsidiaries. Advances under the $40 million operating facility are available at a margin over the banks’ prime Canadian lending rate, United States base rate, LIBOR, or Bankers’ Acceptance rate, or in combination, and under the US$15 million facility at the banks’ prime lending rate. Issuance fees at agreed rates are payable on the amounts of any letters of credit outstanding under the $40 million operating facility and the US$30 million letter of credit facility.

Real Estate Credit Facility

In November 2020, our subsidiary Precision Drilling Company, LP established a real estate term credit facility (Real Estate Credit Facility) in the amount of US$11 million. It matures in November 2025 and is secured by real property located in Houston, TX. Principal plus interest is due monthly, based on a 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

Unsecured Senior Notes

In 2020, we redeemed US$88 million principal amount and repurchased and cancelled US$3 million principal amount of the 2021 Notes, and repurchased and cancelled US$59 million of the 2023 Notes, US$44 million of the 2024 Notes, and US$22 million of the 2026 Notes.

As of September 16, 2020, all principal and interest on the 2021 Notes was paid in full and U.S. Trustee and Canadian Trustee confirmed the satisfaction and discharge of the 2021 Notes Indenture.

The unsecured senior notes listed below remain outstanding and are denominated in U.S. dollars (all payments on the notes are made in that currency).

	2024 Notes	2023 Notes	2026 Notes
	Completed June 3, 2014 Issued under and governed by the 2024 Note Indenture	Completed November 4, 2016 Issued under and governed by the 2023 Note Indenture	Completed November 22, 2017 Issued under and governed by the 2026 Note Indenture
Trustee	∎ Bank of New York Mellon (U.S. Trustee) ∎ Computershare (Canadian Trustee)	∎ Bank of New York Mellon (U.S. Trustee) ∎ Computershare (Canadian Trustee)	∎ Bank of New York Mellon (U.S. Trustee) ∎ Computershare (Canadian Trustee)
Principal outstanding as of December 31, 2020	∎ US$263 million	∎ US$286 million	∎ US$348 million
Interest	∎ 5.25% ∎ paid in cash semi-annually on May 15 and November 15 to holders of record on May 1 and November 1 ∎ calculated on a 360-day year of 12 30-day months	∎ 7.75% ∎ paid in cash semi-annually on June 15 and December 15 to holders of record on June 1 and December 1 ∎ calculated on a 360-day year of 12 30-day months	∎ 7.125% ∎ paid in cash semi-annually on January 15 and July 15 to holders of record on January 1 and July 1 ∎ calculated on a 360-day year of 12 30-day months
Maturity date	∎ November 15, 2024	∎ December 15, 2023	∎ January 15, 2026
Net proceeds	∎ used to fund our capital expenditure program and for general corporate purposes

∎    used together with cash on hand to redeem our $200 million unsecured senior notes due 2019 and a portion of our outstanding unsecured senior notes due 2020 and repurchase a portion of our senior notes due 2021

∎ used together with cash on hand to repurchase and redeem the US$372 million outstanding unsecured senior notes due 2020 and repurchase a portion of our senior notes due 2021
Interest payments	∎ began on November 15, 2014 ∎ interest accrues from the most recent date to which interest was paid	∎ began on June 15, 2017 ∎ interest accrues from the most recent date to which interest was paid	∎ began on July 15, 2019 ∎ interest accrues from the most recent date to which interest was paid

36	Precision Drilling Corporation 2020 Annual Information Form

	2024 Notes	2023 Notes	2026 Notes
Redemption features

Beginning May 15, 2019

∎    in whole or in part at any time before May 15, 2022, at redemption prices ranging between 102.625% and 100.875% of their principal amount plus accrued interest

Beginning May 15, 2022

∎    for their principal amount plus accrued interest

Beginning December 15, 2019

∎    in whole or in part at any time before December 15, 2021, at redemption prices ranging between 103.875% and 101.938% of their principal amount plus accrued interest

Beginning December 15, 2021

∎    for their principal amount plus accrued interest

Beginning November 15, 2020

∎    in whole or in part at any time before November 15, 2023, at redemption prices ranging between 105.344% and 101.781% of their principal amount plus accrued interest

Beginning November 15, 2023

∎    for their principal amount plus accrued interest

Change of control	∎ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	∎ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	∎ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase

Subject to certain exceptions, the three note indentures limit our ability and the ability of some of our subsidiaries to do any of the following, among other things:

▪	incur additional indebtedness and issue preferred shares
▪	create liens
▪	make restricted payments, including the payment of dividends and repurchase of shares
▪	create or permit to exist restrictions on our ability (or the ability of certain subsidiaries) to make certain payments and distributions
▪	engage in amalgamations, mergers or consolidations
▪	make certain dispositions and transfers of assets, and
▪	engage in transactions with affiliates.

The Senior Notes require that we comply with certain covenants including an incurrence based Consolidated Interest Coverage Ratio test (as defined in the unsecured senior note agreements) of 2.0:1 for the most recent four consecutive fiscal quarters. In the event that our Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict our ability to incur additional indebtedness. As of December 31, 2020, our senior notes Consolidated Interest Coverage Ratio was 2.57.

Each of the 2023 Notes, the 2024 Notes and the 2026 Notes are general unsecured obligations and rank senior in right of payment to all our future obligations that are subordinate in right of payment to these notes and equal in right of payment with all our other existing and future obligations.

Our Credit Ratings

Credit ratings affect our ability to obtain short and long-term financing and our ability to engage in certain business activities cost-effectively.

Precision Drilling Corporation 2020 Annual Information Form	37

Understanding Credit Ratings
Moody’s Investors Services Inc. (Moody’s) Moody’s credit rating is their opinion of our ability to honour senior unsecured financial obligations and contracts

∎  rating scale from Aaa (highest) to C (lowest quality of securities rated)

∎  Moody’s rating of B is the sixth highest of nine categories and denotes obligations considered speculative and are subject to high credit risk

∎  a modifier of 1, 2 or 3 after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, 2 indicates a mid-range ranking and 3 indicates a ranking in the lower end of the generic rating category

Standard & Poor’s Financial Services LLC (S&P) S&P’s credit rating is a forward-looking opinion about our overall financial capacity (or creditworthiness) to pay our financial obligations

∎  rating scale from AAA to D, which represents the range from highest to lowest quality

∎  a credit rating of B by S&P is the sixth highest of 10 categories

∎  under the S&P rating system, an obligor with debt securities rated B is less vulnerable in the near-term than other lower-rated obligors, but adverse business, financial or economic conditions will likely impair the obligor’s inadequate capacity or willingness to meet its financial commitments

∎  the addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category

Fitch Ratings, Inc. (Fitch)

Fitch’s credit rating is their opinion of our relative ability to meet financial commitments, such as interest, repayment of principal, insurance claims or counterparty obligations

∎  rating scale from AAA (highest) to D (lowest quality of securities rated)

∎  Fitch’s rating of B is the sixth highest of 11 categories and rating of BB is the fifth highest.

∎  Fitch’s rating of BB indicates an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met. A rating of B indicates material default risk is present, but a limited margin of safety remains – financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

∎  the additional of a plus (+) or minus (-) designated after the rating indirect the relative standing within a particular rating category

Credit ratings assigned by the rating agencies are not recommendations to buy, hold or sell the debt, and the ratings are not a comment on market price or suitability for a particular investor. There is no assurance that a rating will remain in effect for a given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if it believes circumstances warrant it. Credit ratings by different agencies are independent of one another and should be evaluated separately. We pay customary fees to credit rating agencies.

At March 15, 2021	Moody’s	S&P	Fitch
Corporate credit rating	B2	B	B+
Senior Credit Facility rating	Not rated	Not rated	BB+
Senior Unsecured Credit rating (2023 Notes, 2024 Notes and 2026 Notes)	B3	B	B+

38	Precision Drilling Corporation 2020 Annual Information Form

RISKS IN OUR BUSINESS

Investing in Precision securities presents risk. Take time to read about the risks described below and other important information in this AIF and our other disclosure documents before making an investment decision. You may also want to seek advice from an expert.

Our enterprise risk management framework operates at the business and functional levels and is designed to identify, evaluate and mitigate risks within each of the risk categories below. It leverages the risk framework in each of our businesses, which includes Precision’s policies, guidelines and review mechanisms.

Our businesses routinely encounter and manage risks, some of which may cause our future results to be different, and sometimes materially different than what we presently anticipate. We describe certain important strategic, operational, financial, legal and compliance risks. Our response to developments in those risk areas and our reactions to material future developments will affect our future results.

Our operations depend on the price of oil and natural gas, which have been subject to increased volatility in recent years, and on the exploration and development activities of oil and natural gas exploration and production companies.

We primarily sell our services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are the primary factors driving pricing and profitability in the oilfield services industry. Generally, we experience high demand for our services when commodity prices are relatively high and the opposite is true when commodity prices are relatively low. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the oilfield services business and in recent years, increased volatility has led to greater uncertainty in the demand for our services.

The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as West Texas Intermediate, Western Canadian Select, and European Brent crude oil can fluctuate. As in all markets, when supply, demand, inability to access domestic or export markets and other factors change, so can the spreads between benchmarks. The use of natural gas is growing quickly worldwide, with the three most developed demand centers residing in North America, Western Europe and North Asia. These regions have dense pipeline networks and a high demand for natural gas. The world’s largest producers of natural gas are currently the U.S., Russia, Iran, Qatar, Canada, China and Norway. The most economical way to transport natural gas is in its gaseous state by pipeline, and the natural gas market depends on pipeline infrastructure and regional supply and demand. However, developments in the transportation of liquefied natural gas (LNG) in ocean-going tanker ships introduced an element of globalization to the natural gas market. The development of LNG means all the major production centers for natural gas are linked to the world’s major demand centers.

Worldwide military, political, economic and other events, such as the COVID-19 pandemic in 2020 or a conflict in the Middle East, expectations for global economic growth, trade disputes, or initiatives by OPEC and other major petroleum exporting countries, can affect supply and demand for oil and natural gas. Weather conditions, governmental regulation (in Canada and elsewhere), levels of consumer demand, the availability and pricing of alternate sources of energy (including renewable energy initiatives), the availability of pipeline capacity and other transportation for oil and natural gas, global oil and natural gas storage levels, and other factors beyond our control can also affect the supply of and demand for oil and natural gas and lead to future price volatility.

The North American land drilling industry has been in a downturn relative to activity levels experienced prior to 2015, a result of lower commodity prices restricting customer spending which decreases drilling demand. In 2020, approximately 8,400 wells were started onshore in the U.S., compared to approximately 43,700 in 2014. In 2020, the industry drilled 2,960 wells in western Canada, compared to 10,942 in 2014. According to industry sources, the U.S. average active land drilling rig count was down approximately 54% in 2020, compared to 2019, and the Canadian average active land drilling rig count was down approximately 34% during the same period. Oil and natural gas prices remained volatile throughout 2020 and could continue at these relatively low levels or lower levels for the foreseeable future. Prices have been negatively affected since late 2014 by a combination of factors, including increased production, the decisions of OPEC and Russia, the COVID-19 pandemic and a strengthening in the U.S. dollar relative to most other currencies. These factors have adversely affected, and could continue to adversely affect, the price of oil and natural gas, which would adversely affect the level of capital spending by our customers and in turn could have a material adverse effect on our business, financial condition, results of operations and cash flow.

As a result of the continued pressure on commodity prices, many of our customers have reduced spending budgets compared to periods prior to the downturn. Reductions in commodity prices or factors that impact the supply and demand for oil and natural gas and lead to price volatility may result in further reductions in capital budgets in the future, which could result in cancelled, delayed or reduced drilling programs by our customers and a corresponding decline in demand for our services. Moreover, the prolonged reduction in oil and natural gas prices has depressed, and may continue to depress, the overall level of exploration and production activity, resulting in a corresponding decline in the demand for our services. Additionally, the availability and

Precision Drilling Corporation 2020 Annual Information Form	39

pricing of alternative sources of energy, a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy, and technological advances may also depress the overall level of oil and natural gas exploration and production activity, similarly impacting the demand for our services.

If a reduction in exploration and development activities, whether resulting from changes in oil and natural gas prices or reductions in capital budgets as described above or otherwise, continues or worsens, it could materially and adversely affect us further by:

▪	negatively impacting our revenue, cash flow, profitability and financial condition
▪	restricting our ability to make capital expenditures compared to periods prior to the downturn and our ability to meet future contracted deliveries of new-build rigs
▪	affecting the existing fair market value of our rig fleet, which in turn could trigger a write-down for accounting purposes
▪	our customers negotiating, terminating, or failing to honour their drilling contracts with us
▪	making our Senior Credit Facility financial covenants more difficult to attain, and
▪	negatively impacting our ability to maintain or increase our borrowing capacity, our ability to obtain additional capital to finance our business and our ability to achieve our debt reduction targets.

There is no assurance that demands for our services or conditions in the oil and natural gas and oilfield services sector will not decline in the future, and a significant decline in demand could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, we have accounts receivable with customers in the oil and natural gas industry and their revenues may be affected by fluctuations in commodity prices. Our ability to collect receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

Continued Impacts of the COVID-19 Pandemic

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including those countries in which Precision operates, have enacted emergency measures from time to time to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods, stay-at-home orders and social distancing, have caused a material disruption to businesses globally resulting in an economic slowdown and decreased demand for oil. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions; however, the long-term success of these interventions is not yet determinable. As a result of the decrease in demand, worldwide inventories of oil have increased significantly. However, voluntary production restraint from national oil companies and governments of oil-producing nations along with voluntary curtailments in the U.S. and Canada have shifted global oil markets from a position of over supply to inventory draws. Vaccines that are expected to provide for high levels of effectiveness against COVID-19 have been developed and vaccination programs are in progress globally. While vaccination programs have resulted in a more positive worldwide economic outlook, the overall timing, including the spread of any variants, and effectiveness of the vaccination programs remains uncertain and emergency measures to combat the spread of the virus may remain in effect for an indefinite period in certain countries or jurisdictions which could continue to result in decreased demand for oil. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on Precision remains unknown at this time.

The current challenging economic climate resulting from the impact of the COVID-19 pandemic and corresponding emergency measures that have been implemented by various governments has or may have significant adverse impacts on Precision including, but not exclusively:

▪	potential interruptions of our business or operations
▪	material declines in revenue and cash flows, as our customers are concentrated in the oil and natural gas industry
▪	future impairment charges to our property, plant and equipment and intangible assets
▪	risk of non-payment of accounts receivable and customer defaults, and
▪	additional restructuring charges as we align our structure and personnel to the dynamic environment.

Pipeline constraints in western Canada have an adverse effect on the demand for our services in Canada

In western Canada, delays and/or the inability to obtain necessary regulatory approvals for pipeline projects that would provide additional transportation capacity and access to refinery capacity for our customers has led to downward price pressure on oil and natural gas produced in western Canada, which has depressed, and may continue to depress, the overall exploration and production activity of our customers. Construction has commenced on the Trans Mountain and Coastal Gaslink pipelines in Western Canada; however, both projects may face further regulatory delays or disruptions. On January 20, 2021, the Biden Administration issued an executive order revoking the Presidential permit allowing the construction and operation of the Keystone XL pipeline. The regulatory uncertainty in Canada has impacted some of our customers’ ability to obtain financing, which has also depressed overall exploration and production activity.

These factors could result in a corresponding decline in the demand for our services that could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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Intense price competition and the cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability

The contract drilling business is highly competitive with many industry participants. We compete for drilling contracts that are usually awarded based on competitive bids. We believe pricing and rig availability are the primary factors potential customers consider when selecting a drilling contractor. We believe other factors are also important, such as the drilling capabilities and condition of drilling rigs, the quality of service and experience of rig crews, the safety record of the contractor, the offering of ancillary services, the ability to provide drilling equipment that is adaptable, having personnel familiar with new technologies and drilling techniques, and rig mobility and efficiency.

Historically, contract drilling has been cyclical with periods of low demand, excess rig supply and low day rates, followed by periods of high demand, short rig supply and increasing day rates. Periods of excess drilling rig supply intensify the competition and often result in rigs being idle. There are numerous contract drilling companies in the markets where we operate, and an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition can vary significantly from region to region at any particular time. If demand for drilling services is better in a region where we operate, our competitors might respond by moving suitable drilling rigs in from other regions, reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market from any source could rapidly intensify competition and make any improvement in the demand for our drilling rigs short-lived, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our business results and the strength of our financial position are affected by our ability to strategically manage our capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. If we do not effectively manage our capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

New capital expenditures in the contract drilling industry expose us to the risk of oversupply of equipment

Periods of high demand often lead to higher capital expenditures on drilling rigs and other oilfield services equipment. The number of newer drilling rigs competing for work in markets where we operate has increased as the industry has added new and upgraded rigs. The industry supply of drilling rigs may exceed actual demand because of the relatively long-life span of oilfield services equipment as well as the typically long time from when a decision is made to upgrade or build new equipment to when the equipment is built and placed into service. Excess supply resulting from industry-wide capital expenditures could lead to lower demand for term drilling contracts and for our equipment and services. The additional supply of drilling rigs has intensified price competition in the past and could continue to do so. This could lead to lower day rates in the oilfield services industry generally and lower utilization of existing rigs. If any of these factors materialize, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We require sufficient cash flows to service and repay our debt

We will need sufficient cash flows in the future to service and repay our debt. Our ability to generate cash in the future is affected to some extent by general economic, geopolitical, financial, competitive and other factors that may be beyond our control. If we need to borrow funds in the future to service our debt, our ability will depend on covenants in our Senior Credit Facility and in our Senior Note Indentures and other debt agreements we may have in the future, and on our credit ratings. We may not be able to access sufficient amounts under the Senior Credit Facility or from the capital markets in the future to pay our obligations as they mature, or to fund other liquidity requirements. If we are not able to generate enough cash flow from operations or borrow a sufficient amount to service and repay our debt, we will need to refinance our debt or we will be in default, and we could be forced to reduce or delay investments and capital expenditures or dispose of material assets or issue equity. We may not be able to refinance or arrange alternative measures on favourable terms or at all. If we are unable to service, repay or refinance our debt, it could have a negative impact on our business, financial condition, results of operations and cash flow.

Repaying our debt depends on our guarantor subsidiaries generating cash flow and making it available to us by dividend, debt repayment or otherwise. Our guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to allow us to make payments on our debt. Each guarantor subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from the subsidiaries. While the agreements governing certain existing debt limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions.

A substantial portion of our operations are carried out through subsidiaries, and some of them are not guarantors of our debt. The assets of the non-guarantor subsidiaries represent approximately 21% of Precision’s consolidated assets. These subsidiaries do not have any obligation to pay amounts due on the debt or to make funds available for that purpose.

If we do not receive funds from our guarantor subsidiaries, we may be unable to make the required principal and interest payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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Customers’ inability to obtain credit/financing could lead to lower demand for our services

Many of our customers require reasonable access to credit facilities and debt capital markets to finance their oil and natural gas drilling activity. If the availability of credit to our customers is reduced, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. In Canada, the Supreme Court of Canada’s 2019 Redwater decision (Orphan Well Association v. Grant Thornton Ltd., which held that abandonment and reclamation obligations of a bankrupt debtor were binding on the debtor’s trustee) may increase the cost of capital for our Canadian customers and could impact the availability of credit for those customers. A reduction in spending by our customers could have a material adverse effect on our business, financial condition, results of operations and cash flow as described further under – “Our operations depend on the price of oil and natural gas, which have been subject to increased volatility in recent years, and the exploration and development activities of oil and natural gas exploration companies” on page 39.

Our debt facilities contain restrictive covenants

Our Senior Credit Facility, Real Estate Credit Facility and the unsecured senior notes indentures contain a number of covenants which, among other things, restrict us and some of our subsidiaries from conducting certain activities (see Capital Structure – Material Debt – Unsecured Senior Notes on page 36). In the event our Consolidated Interest Coverage Ratio (as defined in our three senior note indentures) is less than 2.0:1 for the most recent four consecutive fiscal quarters, the senior note indentures restrict our ability to incur additional indebtedness. As at December 31, 2020, our Consolidated Interest Coverage Ratio, as calculated per our unsecured senior note indentures, was 2.57:1.

In addition, we must satisfy and maintain certain financial ratio tests under the Senior Credit Facility and Real Estate Credit Facility (see Capital Structure – Material Debt on page 34). Events beyond our control could affect our ability to meet these tests in the future. If we breach any of the covenants, it could result in a default under the Senior Credit Facility and Real Estate Credit Facility or any of the unsecured senior note indentures. If there is a default under our Senior Credit Facility, the applicable lenders could decide to declare all amounts outstanding under the Senior Credit Facility, Real Estate Credit Facility or any of the unsecured senior note indentures to be due and payable immediately and terminate any commitments to extend further credit under the Senior Credit Facility. If there is an acceleration by the lenders and the accelerated amounts exceed a specific threshold, the applicable noteholders could decide to declare all amounts outstanding under any of the Senior Note Indentures to be due and payable immediately.

At December 31, 2020, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facility.

Risks and uncertainties associated with our international operations can negatively affect our business

We conduct some of our business in the Middle East. Our growth plans contemplate establishing operations in other international regions, including countries where the political and economic systems may be less stable than in Canada or the United States.

Our international operations are subject to risks normally associated with conducting business in foreign countries, including, but not limited to, the following:

▪	an uncertain political and economic environment
▪	the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, contract deprivation and force majeure
▪	war, terrorist acts or threats, civil insurrection and geopolitical and other political risks
▪	fluctuations in foreign currency and exchange controls
▪	restrictions on the repatriation of income or capital
▪	increases in duties, taxes and governmental royalties
▪	renegotiation of contracts with governmental entities
▪	changes in laws and policies governing operations of companies
▪	compliance with anti-corruption and anti-bribery legislation in Canada, the U.S. and other countries, and
▪	trade restrictions or embargoes imposed by the U.S. or other countries.

If there is a dispute relating to our international operations, we may be subject to the exclusive jurisdiction of foreign courts. In addition, we may not be able to file suits against foreign persons or subject them to the jurisdiction of a court in Canada or the U.S. or be able to enforce judgement or arbitrated awards against state-owned customers.

Government-owned petroleum companies located in some of the countries where we operate now or in the future may have policies, or may be subject to governmental policies, that give preference to the purchase of goods and services from companies that are majority-owned by local nationals. As such, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries, which may expose us to certain counterparty risks, including the failure of local nationals to meet contractual obligations or comply with local or international laws that apply to us.

In the international markets where we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country. There may be uncertainty about how these laws and regulations are imposed, applied or interpreted, and they could be subject to change. Since we derive a

42	Precision Drilling Corporation 2020 Annual Information Form

portion of our revenues from subsidiaries outside of Canada and the U.S., the subsidiaries paying dividends or making other cash payments or advances may be restricted from transferring funds in or out of the respective countries, or face exchange controls or taxes on any payments or advances. We have organized our foreign operations partly based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange, and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. We believe these assumptions are reasonable; however, there is no assurance that foreign taxing or other authorities will reach the same conclusion. If these foreign jurisdictions change or modify the laws, we could suffer adverse tax and financial consequences.

We are subject to compliance with the United States Foreign Corrupt Practices Act (FCPA) and the Corruption of Foreign Public Official Act (Canada) (CFPOA), which generally prohibit companies from making improper payments to foreign government officials for the purpose of obtaining business. While we have developed policies and procedures designed to achieve compliance with the FCPA, CFPOA and other applicable international laws, we could be exposed to potential claims, economic sanctions or other restrictions for alleged or actual violations of international laws related to our international operations, including anti-corruption and anti-bribery legislation, trade laws and trade sanctions. The Canadian government, the U.S. Department of Justice, the Securities and Exchange Commission (SEC), the U.S. Office of Foreign Assets Control and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for such violations, including injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs, among other things. While we cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow.

Our and our customer’s operations are subject to numerous environmental laws, regulations and guidelines

Our operations are affected by numerous laws, regulations and guidelines relating to the protection of the environment, including those governing the management, transportation and disposal of hazardous substances and other waste materials. These include those relating to spills, releases and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants, and imposing civil and criminal penalties for violations. Some of these apply to our operations and authorize the recovery of damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. In addition, our land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands that are subject to special protective measures, which may expose us to additional operating costs and liabilities for noncompliance with certain laws. Some environmental laws and regulations may impose strict and, in certain cases joint and several, liability. This means that in some situations we could be exposed to liability as a result of conduct that was lawful at the time it occurred, or conditions caused by prior operators or other third parties, including any liability related to offsite treatment or disposal facilities. The costs arising from compliance with these laws, regulations and guidelines may be material.

Major projects that would benefit our customers, such as new pipelines and other facilities, may be inhibited, delayed or stopped by a variety of factors, including inability to obtain regulatory or governmental approvals or public opposition.

We maintain liability insurance, including insurance for certain environmental claims, but coverage is limited and some of our policies exclude coverage for damages resulting from environmental contamination. We cannot assure that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that we may incur will be covered by insurance, or that the dollar amount of the liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Environment regulations could have a significant impact on the energy industry

The subject of energy and the environment has created intense public debate around the world in recent years. Debate is likely to continue for the foreseeable future and could potentially result in changes that may have a significant impact on all aspects of the economy. The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment. Any regulatory changes that impose additional environmental restrictions or requirements on us, or our customers, could increase our operating costs and potentially lead to lower demand for our services and have an adverse effect. Laws, regulations or treaties concerning climate change or greenhouse gas emissions, including incentives to conserve energy or use alternate sources of energy, can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us. Such laws, regulations or treaties are evolving and it is difficult to estimate with certainty the impact they will have on our business.

In the U.S., the Biden Administration will likely implement additional regulations and oversight concerning environmental policies and federal land management compared to the Trump Administration. On January 20, 2021, President Biden took executive actions to temporarily block new leases for oil and natural gas drilling on federal lands and ordered a review of fossil-fuel subsidies. The potential for increased regulation and oversight may make it more difficult or costly for us to operate.

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Governments in Canada and the U.S. may consider more stringent regulation or restriction of hydraulic fracturing, a technology used by most of our customers that involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. Increasing regulatory restrictions could have a negative impact on the exploration of unconventional energy resources, which are only commercially viable with the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where we operate and the outcome of these developments and their effect on the regulatory landscape and the contract drilling industry is uncertain. Hydraulic fracturing laws or regulations that cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Effects of climate change, including physical and regulatory impacts, could have a negative impact on our business

The effects of climate change, including physical and regulatory impacts, could have a negative impact on our operations and the demand for oil and natural gas. There is growing concern about the apparent connection between the burning of fossil fuels and climate change. Laws, regulations or treaties concerning climate change or greenhouse gas emissions, including incentives to conserve energy or use alternate sources of energy, can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us.

As discussed under “Business in our industry is seasonal and highly variable” on page 46, weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. Global climate change could impact the timing and length of the spring thaw and the period in which the muskeg freezes and thaws and could impact the severity of winter, which could have a material adverse affect on our business and operating results. Furthermore, extreme climate conditions that could result in natural disasters such as flooding or forest fires, may result in delays or cancellation of some of our customer’s operations or could increase our operating costs (such as insurance costs), which could have a material adverse affect on our business and operating results. We cannot, however, estimate the degree to which climate change and extreme climate conditions could impact our business and operating results.

Canada and the U.S. are signatories to the Paris Agreement drafted at the United Nations Framework Convention on Climate Change in December 2015. The goals of the Paris Agreement are to prevent global temperature rise from exceeding 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels. On November 4, 2020, the U.S. formally withdrew from the Paris Agreement; however, on January 20, 2021, the Biden Administration re-entered the U.S. into the Paris Agreement, which may provide for climate targets that could result in reduced demand for oil and natural gas in the U.S. In Canada, in connection with its commitments under the Paris Agreement, the federal government developed the Pan-Canadian Framework on Clean Growth and Climate Change in 2016 (the “PCF”). The PCF requires all provinces and territories to have a carbon price of $30 per tonne in 2020 and rising by $10 per year to $50 per tonne in 2022. In December 2020, the Canadian Government announced proposed $15 per year increases to the carbon price commencing in 2023, to reach a total of $170 per tonne by 2050. Provinces and territories can implement either an explicit price-based system (such as the systems implemented in British Columbia and Alberta) or a cap and trade system. Saskatchewan remains the only Canadian jurisdiction that has not joined the national plan set out in the PCF. Saskatchewan released its own output-based performance standards approach, which is applied only to certain large industrial facilities. The proposed system in Saskatchewan only partially meets the PCF standards, therefore the federal carbon pollution pricing system will apply in Saskatchewan to sources not covered by Saskatchewan’s system. It is not possible at this time to predict the effect of the Paris Agreement and climate change-related legislation in Canada and the U.S. or whether additional climate-change legislation, regulations or other measures will be adopted at the federal, state, provincial or local levels in Canada and the U.S. However, further efforts by governments and non-governmental organizations to reduce greenhouse gas emissions appear likely, which, together with existing efforts, may reduce demand for oil and natural gas.

In addition to physical and regulatory effects of climate change on our business, an increasing focus on reduction of greenhouse gas emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy may depress the overall level of exploration and production activity, impacting the demand for our services. Certain investors may discourage investments into the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments in our industry, it could have an adverse effect on our financing costs and our access to liquidity and capital. Additionally, if our reputation is diminished as a result of the industry we operate in or services we provide, it could result in increased operating or regulatory costs, lower shareholder confidence or loss of public support for our business. It may also encourage exploration and production companies to diversify and limit drilling to find other more energy efficient/green generating energy alternatives.

Poor safety performance could lead to lower demand for our services

Standards for accident prevention in the oil and natural gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements, and health and safety legislation. Safety is a key factor that customers consider when selecting an oilfield services company. A decline in our safety performance could result in lower demand for services, and this could have a material adverse effect on our business, financial condition, results of operations and cash flow.

44	Precision Drilling Corporation 2020 Annual Information Form

We are subject to various health and safety laws, rules, legislation and guidelines which can impose material liability, increase our costs or lead to lower demand for our services.

Relying on third-party suppliers has risks and shortages in supply of equipment could adversely impact our business

We source certain key rig components, raw materials, equipment and component parts from a variety of suppliers in Canada, the U.S. and internationally. We also outsource some or all construction services for drilling and service rigs, including new-build rigs, as part of our capital expenditure programs. We maintain relationships with several key suppliers and contractors and an inventory of key components, materials, equipment and parts. We also place advance orders for components that have long lead times. We may, however, experience cost increases, delays in delivery due to strong activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. In times of increased demand for drilling services, there may be shortages of components, materials, equipment, parts and services required for our business. If our current or alternate suppliers are unable to deliver the necessary components, materials, equipment, parts and services we require for our businesses, including the construction of new-build drilling rigs, it can delay service to our customers and have a material adverse effect on our business, financial condition, results of operations and cash flow.

The loss of one or more of our larger customers could have a material adverse effect on our business and our current backlog of contract drilling revenue may decline

In 2020, approximately 51% of our revenue was received from our 10 largest drilling customers and approximately 28% of our revenue was received from our three largest drilling customers. The loss of one or more of our larger customers could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, financial difficulties experienced by customers could adversely impact their demand for our services and cause them to request amendments to our contracts with them. Further, consolidation among oil and natural gas exploration and production companies may reduce the number of available customers.

Our fixed-term drilling contracts generally provide our customers with an ability to terminate the contracts at their election, with an early termination payment to us if the contract is terminated prior to the expiration of the fixed term. During depressed market conditions or otherwise, customers may be unable to satisfy their contractual obligations or may seek to terminate or renegotiate or otherwise fail to honor their contractual obligations. In addition, we may not be able to perform under these contracts due to events beyond our control, and our customers may seek to terminate or renegotiate our contracts for various reasons, without paying an early termination payment. As a result, we may not realize all of our contract drilling backlog. In addition, the termination or renegotiation of fixed-term contracts without the receipt of early termination payments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our contract drilling backlog may decline, as fixed-term drilling contract coverage over time may not be offset by new or renegotiated contracts or may be reduced by price adjustments to existing contracts, including as a result of the decline in the price of oil and natural gas, capital spending reductions by our customers or other factors.

Acquisitions entail numerous risks and may disrupt our business or distract management

We consider and evaluate acquisitions of, or significant investments in, complementary businesses and assets as part of our business strategy. Acquisitions involve numerous risks, including unanticipated costs and liabilities, difficulty in integrating the operations and assets of the acquired business, the ability to properly access and maintain an effective internal control environment over an acquired company to comply with public reporting requirements, potential loss of key employees and customers of the acquired companies, and an increase in our expenses and working capital requirements. Any acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur substantial debt to finance future acquisitions and also may issue equity securities or convertible securities for acquisitions. Debt service requirements could be a burden on our results of operations and financial condition. We would also be required to meet certain conditions to borrow money to fund future acquisitions. Acquisitions could also divert the attention of management and other employees from our day-to-day operations and the development of new business opportunities. Even if we are successful in integrating future acquisitions into our operations, we may not derive the benefits such as operational or administrative synergies we expect from acquisitions, which may result in us committing capital resources and not receiving the expected returns. In addition, we may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

New technology could reduce demand for certain rigs or put us at a competitive disadvantage

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand depends on continuous improvement of existing rig technology, such as drive systems, control systems, automation, mud systems and top drives, to improve drilling efficiency. Our ability to deliver equipment and services that meet customer demand is essential to our continued success. We cannot guarantee that our rig technology will continue to meet the needs of our customers, especially as rigs age and technology advances, or that our competitors will not develop technological improvements that are more advantageous, timely, or cost effective.

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Our operations face risks of interruption and casualty losses

Our operations face many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, loss of directional control, damaged or lost equipment, and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others, and damage to producing or potentially productive oil and natural gas formations that we drill through, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. Additionally, unexpected events such as unplanned power outages, natural disasters, supply disruptions, pandemic illness or other unforeseeable circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our worldwide operations could be disrupted by terrorism, acts of war, earthquakes, telecommunications failures, power or water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions (whether as a result of climate change or otherwise), medical epidemics or pandemics and other natural or manmade disasters or catastrophic events, for some of which we may be self-insured. The occurrence of any of these business disruptions could result in difficulties in transporting our crews, hiring or managing personnel as well as other significant losses, that may adversely affect our business, financial conditions, results of operations and cash flow, and require substantial expenditures and recovery time in order to fully resume operations.

Generally, drilling and service rig contracts separate the responsibilities of a drilling or service rig company and the customer, and we try to obtain indemnification from our customers by contract for some of these risks even though we also have insurance coverage to protect us. We cannot assure, however, that any insurance or indemnification agreements will adequately protect us against liability from all the consequences described above. If there is an event that is not fully insured or indemnified against, or a customer or insurer does not meet its indemnification or insurance obligations, it could result in substantial losses. In addition, we may not be able to get insurance to cover any or all these risks, or the coverage may not be adequate. Insurance premiums or other costs may rise significantly in the future, making the insurance prohibitively expensive or uneconomic. Significant events, including terrorist attacks in the U.S., wildfires, severe hurricane damage and well blowout damage in the U.S. Gulf Coast region, have resulted in significantly higher insurance costs, deductibles and coverage restrictions. When we renew our insurance, we may decide to self-insure at higher levels and assume increased risk in order to reduce costs associated with higher insurance premiums.

Business in our industry is seasonal and highly variable

Seasonal weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. During the spring months, wet weather and the spring thaw make the ground unstable, so municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment. This reduces activity and highlights the importance of the location of our equipment prior to the imposition of the road bans. The timing and length of road bans depend on weather conditions leading to the spring thaw and during the thawing period.

Additionally, certain oil and natural gas producing areas are located in parts of western Canada that are only accessible during the winter months because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Rigs and other necessary equipment cannot cross this terrain to reach the drilling site until the muskeg freezes. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or be unable to move to another site if the muskeg thaws unexpectedly. Our business activity depends, at least in part, on the severity and duration of the winter season.

Litigation and legal claims could have an adverse impact on our business

We may be subject to legal proceedings and governmental investigations from time to time related to our business and operations. Lawsuits or claims against us could have a material adverse effect on our business, financial condition, results of operations and cash flow. While we maintain insurance that may cover the cost of certain litigation or have indemnity provisions in our favor, we cannot assure that any insurance or indemnification agreement will cover the cost of theses liabilities, thus litigation or claims could negatively impact our business, reputation, financial condition and cash flow.

Unionization efforts and labor regulations could materially increase our costs or limit our flexibility

Efforts may be made from time to time to unionize portions of our workforce.  We may be subject to strikes or work stoppages and other labor disruptions in connection with unionization efforts or renegotiation of existing contracts with unions. Unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs, reduce our revenues and adversely impact our operations and cash flow.

Disease Outbreak may impact our business

Future local,  regional,  national  or  international  outbreaks  of  contagious  diseases, such as COVID-19, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price of and demand for oil and

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natural gas (and correspondingly, decrease the demand for our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows). Additionally, such an outbreak, if uncontrolled, may result in temporary shortages of staff to the extent our work force is impacted, which may have a material adverse effect on our business.

Our operations are subject to foreign exchange risk

Our U.S. and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar and are mostly in U.S. dollars and currencies that are pegged to the U.S. dollar. This means that currency exchange rates can affect our income statement, balance sheet and statement of cash flow.

Translation into Canadian Dollars

When preparing our consolidated financial statements, we translate the financial statements for foreign operations that do not have a Canadian dollar functional currency into Canadian dollars. We translate assets and liabilities at exchange rates in effect at the period end date. We translate revenues and expenses using average exchange rates for the month of the transaction. We initially recognize gains or losses from these translation adjustments in other comprehensive income and reclassify them from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease our foreign currency-denominated net assets, which would increase or decrease shareholders’ equity. Changes in currency exchange rates will affect the amount of revenues and expenses we record for our U.S. and international operations, which will increase or decrease our net earnings. If the Canadian dollar strengthens against the U.S. dollar, the net earnings we record in Canadian dollars from our U.S. and international operations will be lower.

Transaction exposure

We have long-term debt denominated in U.S. dollars. We have designated our U.S. dollar denominated unsecured senior notes as a hedge against the net asset position of our U.S. and foreign operations. This debt is converted at the exchange rate in effect at the period end dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens against the U.S. dollar, we will incur a foreign exchange gain from the translation of this debt. Similarly, if the Canadian dollar weakens against the U.S. dollar, we will incur a foreign exchange loss from the translation of this debt. The vast majority of our international operations are transacted in U.S. dollars or U.S. dollar-pegged currencies. Transactions for our Canadian operations are primarily transacted in Canadian dollars. We occasionally purchase goods and supplies in U.S. dollars for our Canadian operations, and we maintain U.S. dollar cash in our Canadian operations.

We may be unable to access additional financing

We may need to obtain additional debt or equity financing in the future to support ongoing operations, undertake capital expenditures, repay existing or future debt including the Senior Credit Facility and the unsecured senior note indentures, or pursue acquisitions or other business combination transactions. Volatility or uncertainty in the credit markets may increase costs associated with issuing debt or equity, and there is no assurance that we will be able to access additional financing when we need it, or on terms we find acceptable or favourable. Such volatility and uncertainty may be adversely impacted by potential negative perception of investing in the hydrocarbon industry. If we are unable to obtain financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments, or other business combination transactions, it could limit growth and may have a material adverse effect on our business, financial condition, results of operations, and cash flow.

Increasing interest rates may increase our cost of borrowing

Increases to the Canadian or United States benchmark interest rates may have an impact on our cost of borrowing under our Senior Credit Facility, Real Estate Credit Facility and any debt financing we may negotiate. On July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop compelling banks to submit LIBOR rates after 2021. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us.

Risks associated with turnkey drilling operations could adversely affect our business

We earn some of our revenue from turnkey drilling contracts. We expect that turnkey drilling will continue to be part of our service offering; however, turnkey contracts pose substantially more risk than wells drilled on a daywork basis. Under a typical turnkey drilling contract, we agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells and use subcontractors for related services. We typically do not receive progress payments and are entitled to payment by the customer only after we have met the full terms of the drilling contract. We sometimes encounter difficulties on wells and incur unanticipated costs, and not all the costs are covered by insurance. As a result, under turnkey contracts we assume most of the risks associated with drilling operations that are generally assumed by customers under a daywork contract. Operating cost overruns or operational difficulties on turnkey jobs could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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There are risks associated with increased capital expenditures

The timing and amount of capital expenditures we incur will directly affect the amount of cash available to us. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

A successful challenge by the tax authorities of expense deductions could negatively affect the value of our common shares

Taxation authorities may not agree with the classification of expenses we or our subsidiaries have claimed, or they may challenge the amount of interest expense deducted. If the taxation authorities successfully challenge our classifications or deductions, it could have a material adverse effect on our business financial condition, results of operations and cash flow.

Losing key management could reduce our competitiveness and prospects for future success

Our future success and growth depend partly on the expertise and experience of our key management. There is no assurance that we will be able to retain key management. Losing these individuals could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Any difficulty in retaining, replacing, or adding personnel could adversely affect our business

Our ability to provide reliable services depends on the availability of well-trained, experienced crews to operate our field equipment. We must also balance our need to maintain a skilled workforce with cost structures that fluctuate with activity levels. We retain the most experienced employees during periods of low utilization by having them fill lower- level positions on field crews. Many of our businesses experience manpower shortages in peak operating periods, and we may experience more severe shortages if the industry adds more rigs, oilfield services companies expand, and new companies enter the business.

We may not be able to find enough skilled labour to meet our needs, and this could limit growth. We may also have difficulty finding enough skilled and unskilled labour in the future if demand for our services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases with stronger demand for land drilling services and as new and refurbished rigs are brought into service. Increased demand typically leads to higher wages that may or may not be reflected in any increases in service rates.

Other factors can also affect our ability to find enough workers to meet our needs. Our business requires skilled workers who can perform physically demanding work. Volatility in oil and natural gas activity and the demanding nature of the work, however, may prompt workers to pursue other kinds of jobs that offer a more desirable work environment and wages competitive to ours. Our success depends on our ability to continue to employ and retain skilled technical personnel and qualified rig personnel. If we are unable to, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our assessment of goodwill or capital assets for impairment may result in a non-cash charge against our consolidated net income

We are required to assess our goodwill balance for impairment at least annually, and our capital assets balance for impairment when certain internal and external factors indicate the need for further analysis. We calculate impairment based on management’s estimates and assumptions. We may consider several factors, including any declines in our share price and market capitalization, lower future cash flow and earnings estimates, significantly reduced or depressed markets in our industry, and general economic conditions, among other things. Any impairment write-down to goodwill or capital assets would result in a non-cash charge against net earnings, and it could be material.

After recording a goodwill impairment charge for $208 million in the fourth quarter of 2018, we no longer have a goodwill balance.

Our credit ratings may change

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect our ability to obtain short and long-term financing and the cost of this financing, and our ability to engage in certain business activities cost-effectively.

If a rating agency downgrades our current corporate credit rating or rating of debt, or changes our credit outlook to negative, it could have an adverse effect on our financing costs and access to liquidity and capital.

The price of our common shares can fluctuate

Several factors can cause volatility in our share price, including increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, failure to meet analysts’ expectations, changes in credit ratings, and speculation in the media or investment community about our financial condition or results of operations. General market conditions, the perception of the industry we operate in and service and Canadian, U.S. or international economic and social

48	Precision Drilling Corporation 2020 Annual Information Form

factors and political events unrelated to our performance may also affect the price of our shares. Investors should therefore not rely on past performance of our shares to predict the future performance of our shares or financial results. At times when our share price is relatively low, we may be subject to takeover attempts by certain companies or institutions acting opportunistically.

While there is currently an active trading market for our shares in both the United States and Canada, we cannot guarantee that an active trading market will be sustained in either country. There could cease to be an active trading market due to, among other factors, minimum listing requirements of stock exchanges. If an active trading market in our shares is not sustained, the trading liquidity of our shares will be limited and the market value of our shares may be reduced. The removal of our shares from stock exchanges due to the failure to maintain minimum listing requirements may have an adverse impact on the value of our shares.

Selling additional shares could affect share value

While we have a normal course issuer bid in place under which we may acquire our own shares, in the future we may issue additional shares to fund our needs or those of other entities owned directly or indirectly by us, as authorized by the Board. We do not need shareholder approval to issue additional shares, except as may be required by applicable stock exchange rules, and shareholders do not have any pre-emptive rights related to share issues (see Capital Structure on page 30).

Our business is subject to cybersecurity risks

We rely heavily on information technology systems and other digital systems for operating our business.  Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and are increased by the growing complexity of our information technology systems. Cybersecurity attacks could include, but are not limited to, malicious software, attempts to gain unauthorized access to data and the unauthorized release, corruption or loss of data and personal information, account takeovers, and other electronic security breaches that could lead to disruptions in our critical systems. Other cyber incidents may occur as a result of natural disasters, telecommunication failure, utility outages, human error, design defects, and unexpected complications with technology upgrades. Risks associated with these attacks and other incidents include, among other things, loss of intellectual property, reputational harm, leaked information, improper use of our assets, disruption of our and our customers’ business operations and safety procedures, loss or damage to our data delivery systems, unauthorized disclosure of personal information which could result in administrative penalties and increased costs to prevent, respond to or mitigate cybersecurity events. Although we use various procedures and controls to mitigate our exposure to such risk, including cybersecurity risk assessments that are reviewed by our CGNRC, cyber security awareness programs for our employees, continuous monitoring of our information technology systems for threats, and insurance that may cover losses incurred as a result of certain cyber security attacks or incidents, cybersecurity attacks and other incidents are evolving and unpredictable. The occurrence of such an attack or incident could go unnoticed for a period of time. Any such attack or incident could have a material adverse effect on our business, financial condition results of operations and cash flow.

Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry we operate in

Activist shareholders could advocate for changes to our corporate governance, operational practices and strategic direction, which could have an adverse effect on our reputation, business and future operations. In recent years, publicly traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for us to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on our reputation and divert the attention and resources of management and our Board, which could have an adverse effect on our business and operational results. Additionally, shareholder activism could create uncertainty about future strategic direction, resulting in loss of future business opportunities, which could adversely affect our business, future operations, profitability and our ability to attract and retain qualified personnel.

In addition to risks associated with activist shareholders, some institutional investors are placing an increased emphasis on ESG factors when allocating their capital. These investors may be seeking enhanced ESG disclosures or may implement policies that discourage investment in the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments in our industry, it could have an adverse effect on our financing costs and access to liquidity and capital. Additionally, if our reputation is diminished as a result of the industry we operate in or service, it could result in increased operation or regulatory costs, lower shareholder confidence or loss of public support for our business.

As a foreign private issuer in the U.S., we may file less information with the SEC than a company incorporated in the U.S.

As a foreign private issuer, we are exempt from certain rules under the United States Exchange Act of 1934 (the Exchange Act) that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Our directors, officers and principal shareholders are also exempt from the reporting and short-swing profit

Precision Drilling Corporation 2020 Annual Information Form	49

recovery provisions of Section 16 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a result, there may be less publicly available information about us than U.S. public companies and this information may not be provided as promptly. In addition, we are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements, including preparing our financial statements in accordance with International Financial Reporting Standards (IFRS), which differs in some respects from U.S. GAAP. We are required to assess our foreign private issuer status under U.S. securities laws annually at the end of the second quarter. If we were to lose our status as a foreign private issuer under U.S. securities laws, we would be required to fully comply with U.S. securities and accounting requirements.

We have retained liabilities from prior reorganizations

We have retained all liabilities of our predecessor companies, including liabilities relating to corporate and income tax matters.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors

Management does not believe that we are or will be treated as a passive foreign investment company (PFIC) for U.S. tax purposes. However, because PFIC status is determined annually and will depend on the composition of our income and assets from time to time, it is possible that we could be considered a PFIC in the future. This could result in adverse U.S. tax consequences to a U.S. investor. In particular, a U.S. investor would be subject to U.S. federal income tax at ordinary income rates, plus a possible interest charge, for any gain derived from a disposition of common shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our common shares would not be available if an individual holder dies.

An investor who acquires 10% or more of our common shares may be subject to taxation under the controlled foreign corporation (CFC) rules.

Under certain circumstances, a U.S. person who directly or indirectly owns 10% or more of the voting power of a foreign  corporation that is a CFC (generally, a foreign corporation where 10% or more U.S. shareholders own more than 50% of the voting power or value of the stock of the foreign corporation) for 30 straight days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for U.S. federal income tax purposes its pro rata share of certain income of the CFC even if the income is not distributed to the person. We are not currently a CFC, but this could change in the future.

50	Precision Drilling Corporation 2020 Annual Information Form

MATERIAL INTERESTS, EXPERTS AND MATERIAL CONTRACTS

MATERIAL INTERESTS

None of our directors, executive officers, or any shareholder who beneficially owns, controls or directs, directly or indirectly, more than 10% of our outstanding common shares, or any of their known associates or affiliates, have had a direct or indirect material interest in any transaction affecting us in the three most recently completed financial years or in 2021 to the date of this AIF, or in any proposed transaction that has had or is reasonably expected to have a material effect on Precision.

INTERESTS OF EXPERTS

KPMG LLP (KPMG) are the auditors of Precision. KPMG has confirmed that they are independent from Precision within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Precision under all relevant U.S. professional and regulatory standards.

MATERIAL CONTRACTS

Other than contracts we entered into in the ordinary course of business, we had five material contracts in effect at the end of 2020:

▪	Senior Credit Facility Agreement and amendments thereto
▪	2023 Note Indenture
▪	2024 Note Indenture
▪	2026 Note Indenture, and
▪	Shareholder Rights Plan Agreement.

For details of our Senior Credit Facility Agreement and amendments thereto and each of the Note Indentures, see Capital Structure – Material Debt on page 34. For details of our Shareholder Rights Plan Agreement, see Capital Structure – Common Shares – Shareholder Rights Plan on page 31. We filed copies of these contracts on SEDAR and on EDGAR.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are not a party to, and our properties are not the subject of, any material legal proceedings. We are also not aware of any potential material legal proceedings. We have not entered into any settlement agreements or been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

52	Precision Drilling Corporation 2020 Annual Information Form

GOVERNANCE

BOARD OF DIRECTORS

Our by-laws provide that the Board has full, absolute and exclusive power, control, authority and discretion to manage Precision’s business and affairs, subject to the rights of our shareholders. Directors are elected at each annual meeting of shareholders for a one-year term or, subject to our constating documents and applicable laws, appointed by the Board to hold office until the next annual meeting. The table below provides information about each director, including his or her name, place of residence, current position with Precision and principal occupation during the last five years.

Name and Place of Residence	Position Held with Precision	Principal Occupation During the Last Five Years	Director Since
Michael R. Culbert Calgary, Alberta Canada	Director Member, Audit Committee Member, Human Resources and Compensation Committee	Currently a corporate director Previously President and CEO of PETRONAS Energy Canada Ltd., formerly Progress Energy Canada Ltd.	December 2017
William T. Donovan North Palm Beach, Florida United States	Director Member, Audit Committee (chair since May 2020) Member, Corporate Governance, Nominating and Risk Committee	Currently a private equity investor and corporate director Previously Chairman of the Board of Rockland Industrial Holdings, LLC from April 2006 until December 2013	December 2008
Brian J. Gibson, ICD.D Mississauga, Ontario Canada	Director Member, Audit Committee Member, Corporate Governance, Nominating and Risk Committee

Currently a corporate director

Previously Chief Executive Officer and Chief Investment Officer of TAVANI Relationship Investors Inc., an investment management firm, from August 2015 until December 2018 and as Senior Vice President, Public Equities and Hedge Funds of AIMCo from December 2008 until his retirement in May 2012

May 2011
Steven W. Krablin Spring, Texas United States	Director since May 2015 and Chairman of the Board since May 2017 Member, Audit Committee Member, Corporate Governance, Nominating and Risk Committee Member, Human Resources and Compensation Committee

Currently a private investor and corporate director

Previously served as President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services Inc., an oilfield services company, from March 2009 until the sale of the company in January 2011

May 2015
Susan M. MacKenzie, ICD.D Calgary, Alberta Canada

Director

Member, Corporate Governance, Nominating and Risk Committee

(chair since May 2020)

Member, Human Resources and Compensation Committee

Also attends management committee known as the HSE and Corporate Responsibility Council

Currently a corporate director

Previously Chief Operating Officer at Oilsands Quest Inc. in 2010 and was Vice President Human Resources and Vice President In Situ Development and Operations at Petro-Canada where she was employed for twelve years

September 2017
Kevin O. Meyers, Ph.D. Anchorage, Alaska United States

Director

Member, Corporate Governance, Nominating and Risk Committee

Member, Human Resources and Compensation Committee

(chair since May 2012)

Also attends management committee known as the HSE and Corporate Responsibility Council

Currently an independent energy consultant and corporate director

Previously a senior executive of ConocoPhillips for the 10 years prior to his retirement in 2010, most recently as Senior Vice President Exploration and Production, Americas

September 2011
David W. Williams, Houston, Texas United States	Director Member, Audit Committee Member, Human Resources and Compensation Committee	Currently a corporate director Previously Chairman, President and Chief Executive Officer of Noble Corporation from January 2008 until his retirement in January 2018	September 2018
Kevin A. Neveu Houston, Texas United States	President and Chief Executive Officer and Director	Currently President and Chief Executive Officer and a director of Precision	August 2007

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Other Important Information About the Directors

No director or executive officer is or has been a director, chief executive officer, or chief financial officer of any company in the last 10 years that during their term or after leaving the role if the triggering event occurred during their term was:

▪	the subject of a cease trade order (or similar order), or
▪	denied access to any exemption under securities legislation (for more than 30 consecutive days).

In addition, except as set out below, no director or executive officer, nor any shareholder holding a sufficient number of Precision shares to materially affect control of Precision, is or has been:

▪	personally, or a director or executive officer of a company in the last 10 years that, during their term or within a year of leaving the role:
▪	became bankrupt
▪	made a proposal under any bankruptcy or insolvency laws
▪	was subject to or instituted any proceedings, arrangement or compromise with creditors, or
▪	had a receiver, receiver manager or trustee appointed to hold its assets.
▪	personally:
▪	subject to penalties or sanctions imposed by a court related to Canadian securities legislation or a Canadian securities regulatory authority
▪	party to a settlement with a Canadian securities regulatory authority, or
▪	subject to any other penalties or sanctions imposed by a court or regulatory body that a reasonable investor would consider important.

Kevin O. Meyers, Ph.D. has served on the board of Denbury Resources (Denbury). On July 30, 2020, Denbury filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 18, 2020, Denbury emerged from bankruptcy as Denbury, Inc. Dr. Meyers continues to serve on Denbury Inc.’s board.

Steven W. Krablin and Kevin O. Meyers served on the board of Hornbeck Offshore Services Inc. (Hornbeck). On May 19, 2020, Hornbeck filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 4, 2020, Hornbeck emerged from bankruptcy and appointed new directors. Mr. Krablin did not seek reappointment to the Hornbeck board in 2020. Hornbeck Offshore Services, Inc. became a private corporation in September 2020. Dr. Meyers continues to serve on Hornbeck’s board.

Kevin A. Neveu served on the board of Bonanza Creek Energy Inc. (Bonanza Creek). On January 4, 2017, Bonanza Creek and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Neveu no longer sits on the board of Bonanza Creek.

Steven W. Krablin served on the board of Penn Virginia Corporation (Penn Virginia). On May 12, 2016, Penn Virginia filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Eastern District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Krablin no longer sits on the board of Penn Virginia.

Our directors and officers annually disclose any potential conflict of interest. From time to time, directors and officers will face potential conflicts of interest related to our business. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they are required to advise the Chair of the Board and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting.

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AUDIT COMMITTEE

The Audit Committee currently has five members, and all are independent directors:

▪	William T. Donovan (chair), Michael R. Culbert, Brian J. Gibson, Steven W. Krablin, David W. Williams

The Audit Committee is a standing committee appointed by the Board to assist it in fulfilling its oversight responsibilities with respect to financial reporting, internal control systems and the external auditors.

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada, the U.S. and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Culbert, Mr. Donovan, Mr. Gibson and Mr. Krablin are all considered audit committee financial experts under SEC rules. They meet the requirements because of their training and experience.

Relevant Education and Experience

Each Audit Committee member has general business experience and education relevant to performing their responsibilities as a member of the committee:

▪

William T. Donovan (chair) is a private equity investor, a director of several private companies and currently serves on the audit committee of another public company. He was Chairman of the Board of Rockland Industrial Holdings, LLC of Milwaukee, Wisconsin from April 2006 until December 2013. He was a director of Grey Wolf, Inc. from 1997 until it was acquired by Precision Drilling Trust in December 2008. He was the President, Chief Executive Officer and Director of Total Logistics, Inc. prior to February 2005, and President, Chief Financial Officer and Director of Christina Companies, Inc. prior to February 1999. Mr. Donovan has a B.Sc. degree and an MBA from the University of Notre Dame. Mr. Donovan was appointed to the Audit Committee in December 2008.

▪

Michael R. Culbert is a corporate director and has over 25 years of experience as a senior executive in the energy sector. He is the former Vice Chairman of PETRONAS Energy Canada Ltd., formerly Progress Energy Canada Ltd. (PECL), a wholly owned subsidiary of PETRONAS, Malaysia’s integrated energy corporation. He was previously President and CEO of PECL and President of Pacific NorthWest LNG and Vice President of Marketing and Business Development at Encal Energy Ltd. He currently serves on the audit committee of another public company. Mr. Culbert has a Bachelor of Science degree in Business Administration from Emmanuel College. Mr. Culbert was appointed to the Audit Committee in December 2017.

▪

Brian J. Gibson was the Senior Vice President, Public Equities and Hedge Funds of AIMCo from December 2008 until his retirement in May 2012. He served as President of Panoply Capital Asset Management Inc., a private investment firm, from January until December 2008, and was the Senior Vice President, Public Equities of the Ontario Teachers’ Pension Plan from August 1992 until January 2008. He is currently the Board Chair of the Investment Management Corporation of Ontario, a member of the Advisory Board of Kruger, Inc., and a Director of Samuel, Son & Co. Ltd., all three of which are private equity firms. He has extensive experience in the analysis of public company financial statements and control standards. Mr. Gibson received a Bachelor of Commerce (Honours) from Laurentian University and an MBA from the University of Toronto and is a Chartered Financial Analyst. He also received the ICD.D designation from the Institute of Corporate Directors. Since 2018, he has served as the Chair of the Corporate Disclosure Policy Committee of the CFA Institute, which provides regulators with input and suggestions on potential changes in accounting standards and disclosures. Mr. Gibson was appointed to the Audit Committee in July 2012.

▪

David W. Williams is a corporate director and has over 35 years of experience in the offshore drilling industry. He was Chairman, President and Chief Executive Officer of Noble Corporation from January 2008 until his retirement in January 2018. Previously, he was Executive Vice President of Diamond Offshore Drilling, Inc. Mr. Williams has served as a member of the Executive Committee and as Chairman of the International Association of Drilling Contractors, and as a board member of the American Petroleum Institute where he was a member of the Executive Committee and served as Chairman of the General Membership Committee from 2012 to 2013. Mr. Williams served as a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. He also serves as a board member of Spindletop International, the National Ocean Industries Association and a member of the Houston Museum of Natural Science Board of Trustees. Mr. Williams earned a Bachelor of Business Administration degree in Marketing from Texas A&M University. Mr. Williams was appointed to the Audit Committee in September 2018.

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▪

Steven W. Krablin is a private investor and corporate director and has over 40 years of experience as a corporate executive in the energy industry. He currently serves on the audit committee of another public company in the energy industry. He was President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services, Inc. from March 2009 until the sale of the company in January 2011. He also served as Chief Financial Officer of National Oilwell, Inc. and Enterra Corporation. Mr. Krablin received a BSBA (Accounting major) degree from the University of Arkansas and is a retired certified public accountant (CPA). Mr. Krablin was appointed to the Audit Committee in May 2015.

Pre-Approval Policies and Procedures

Under the committee charter, the Audit Committee recommends the external auditors’ terms of engagement and their fees to the Board for approval. It must also review and pre-approve all permitted non-audit services that will be provided by the auditors, or any of its affiliated entities, to us or any of our affiliates, subject to minimum approval level exceptions under applicable law.

The Committee is required to pre-approve services to be performed by the external auditors and specified certain services that the auditors are prohibited from performing. Management, together with the external auditors, must prepare a list of the proposed services for the coming year and submit it to the committee for its review and approval. If the list includes services that have not been pre-approved by the committee, the chair of the Audit Committee or other designated member has the authority to pre-approve the services, as long as they are presented to the full committee for ratification at the next scheduled meeting. The Audit Committee receives an update on the status of any pre-approved services at each regularly scheduled meeting.

Since these procedures were implemented, 100% of each of the services provided by the external auditors relating to the fees reported as audit, audit-related, tax and all other fees have been pre-approved by the Audit Committee or a designated member.

See Appendix on page 61, for the full text of our Audit Committee Charter.

Audit Fees

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG LLP, our external auditors, in fiscal 2020 and 2019:

Year ended December 31	2020	2019
Audit fees for professional audit services	$1,123,000	$1,250,000
Audit-related fees for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees	—	—
Tax fees for tax advisory, tax compliance and tax planning services, including assistance with preparing Canadian federal and provincial income tax returns and international tax advisory services	306,000	245,000
All other fees for products and services other than those disclosed above	—	—
Total	$1,429,000	$1,495,000

56	Precision Drilling Corporation 2020 Annual Information Form

EXECUTIVE OFFICERS

The table below provides information about each executive officer, including his or her name, place of residence, current positions and offices with Precision, and principal occupation during the last five years:

Name and Place of Residence	Current Position with Precision and Positions Held During the Last Five Years
Kevin A. Neveu Houston, Texas, United States	President and Chief Executive Officer since January 2007
Veronica H. Foley Houston, Texas, United States

Senior Vice President, General Counsel and Corporate Secretary since May 2016

Vice President, Legal and Corporate Secretary from January 2015 to May 2016

Associate General Counsel, Americas, from April 2012 to January 2015

Carey T. Ford Houston, Texas, United States

Senior Vice President and Chief Financial Officer since May 2016

Interim Chief Financial Officer from March 2016 to May 2016

Senior Vice President, Operations Finance from March 2015 to March 2016

Vice President, Finance & Investor Relations from May 2011 to March 2015

Shuja U. Goraya Houston, Texas, United States	Chief Technology Officer since July 2018
Darren J. Ruhr Houston, Texas, United States	Chief Administrative Officer since July 2018 Senior Vice President of Corporate Services from March 2012 to July 2018
Gene C. Stahl Houston, Texas, United States	Chief Marketing Officer since May 2019 President, Drilling Operations from 2008 to May 2019

As at December 31, 2020, our directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, 131,510 common shares (approximately 0.98% of our issued and outstanding common shares).

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OTHER INFORMATION

MANGERMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis of our financial condition and results of operation (MD&A) relating to our consolidated financial statements for the fiscal year ended December 31, 2020, forms part of our 2020 annual report and is incorporated by reference in this AIF. The MD&A appears on pages 1 to 49 of our 2020 annual report.

TRANSFER AGENT AND REGISTRAR

Computershare, located in Calgary, Alberta, is the transfer agent and registrar of our common shares. In the U.S., our co-transfer agent is Computershare Trust Company NA located in Canton, Massachusetts.

ADDITIONAL INFORMATION ABOUT PRECISION

Additional information about Precision is available on our website and on SEDAR. Copies are also available from us free of charge by contacting our Corporate Secretary:

Precision Drilling Corporation 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1	Email: Phone: Fax:	corporatesecretary@precisiondrilling.com 403.716.4500 403.264.0251

You can find additional information about Precision in the following documents:

▪

our Circular (including information about director and officer compensation and indebtedness and shares authorized for issuance under Precision’s equity compensation plans) for the most recent annual meeting of shareholders, which was held on May 14, 2020.

▪	our 2020 annual report containing our annual consolidated financial statements and MD&A for the year ended December 31, 2020.

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Cautionary Statement ABOUT FORWARD-LOOKING INFORMATION and Statements

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this AIF, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this AIF include, but are not limited to, the following:

▪	our outlook on oil and natural gas prices
▪	our expectations about drilling activity in North America and the Middle East and the market demand for drilling rigs
▪	our ability to remain compliant with our Senior Credit Facility and Real Estate Credit Facility financial debt covenants
▪	our ability to react to customer spending plans as a result of changes in oil and natural gas prices
▪	the status of current negotiations with our customers and vendors
▪	customer focus on safety performance
▪	existing term contracts are neither renewed or terminated prematurely
▪	our ability to deliver rigs to customers on a timely basis
▪	the general stability of the economic and political environment in the jurisdictions in which we operate, and
▪	the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪	volatility in the price and demand for oil and natural gas
▪	fluctuations in the level of oil and natural gas exploration and development activities
▪	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services
▪	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity
▪	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
▪	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
▪	liquidity of the capital markets to fund customer drilling programs
▪	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
▪	the impact of weather and seasonal conditions on operations and facilities
▪	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services
▪	ability to improve our rig technology to improve drilling efficiency
▪	general economic, market or business conditions
▪	the availability of qualified personnel and management
▪	a decline in our safety performance which could result in lower demand for our services
▪

changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas

▪	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate
▪	fluctuations in foreign exchange, interest rates and tax rates, and
▪	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in this AIF under Risks in Our Business, starting on page 39 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR (www.sedar.com) or in our profile on EDGAR (www.sec.gov).

All of the forward-looking information and statements made in this AIF are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this AIF are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

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About Registered Trademarks

We own registered trademarks, service marks and trade names that we use in our business including, but not limited to, Precision Drilling Corporation, Precision Drilling, PD logo and design, Grey Wolf, Super Series, Precision Super Single, Super Triple, Alpha, AlphaAutomationTM, AlphaAppsTM and AlphaAnalyticsTM.

Although the trademarks, service marks and trade names referred to in this AIF or the documents incorporated by reference may be listed without the ®, SM and TM symbols for convenience, we will assert our rights to them to the fullest extent under the law.

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APPENDIX

AUDIT COMMITTEE CHARTER

Purpose

The purpose of this document is to establish the terms of reference of the Audit Committee (the “Committee”) of Precision Drilling Corporation (the “Corporation”). The Committee is a permanent committee of the Board of Directors of the Corporation (the “Board of Directors”) appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by the Corporation. Responsibility for accounting for transactions and internal control over financial reporting lies with senior management (“Management”) of the Corporation.

The requirement to have an audit committee is established in Section 171 of the Business Corporations Act (Alberta) and, in addition, is required pursuant to National Instrument 52-110 – Audit Committees, as adopted by the Canadian Securities Administrators and the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended for issuers listed on the New York Stock Exchange (the “NYSE”).

The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

▪	the integrity of financial reporting to the Shareholders of the Corporation (the “Shareholders”) and to the Corporation’s other stakeholders including investors, customers, suppliers and employees;
▪	the integrity of the accounting and financial reporting process and system of controls, including the internal and external audit processes;
▪	the Corporation’s compliance with legal and regulatory requirements as they relate to financial reporting matters;
▪	the external auditor’s qualifications and independence;
▪	the reporting protocol and independence of the internal auditor of the Corporation (“Audit Services”);
▪

the work and performance of the Corporation’s financial management, Audit Services’ function and its external auditor; any other matter specifically delegated to the Committee by the Board of Directors or mandated under applicable laws, rules and regulations as well as the listing standards of the Toronto Stock Exchange (the “TSX”) and the NYSE; and

▪	the Corporation’s compliance with ethical standards adopted by the Corporation through the oversight of the Corporation’s hotline.

Committee Responsibilities

The Committee shall:

Annual and Quarterly Financial Statements

▪

review and discuss with Management and the external auditor the annual and interim financial statements of the Corporation and related notes and management’s discussion and analysis and make recommendations to the Board of Directors for their approval;

▪

ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures;

▪

review and oversee the work of the external auditor for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management and the external auditor regarding financial reporting;

▪	review and discuss with Management and the external auditor, as applicable:
▪	all critical accounting policies and practices to be used in the annual audit;
▪

major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

▪

analyses prepared by Management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the financial statements of the Corporation and any other opinions sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

▪

any problems, difficulties or differences encountered in the course of the audit work or restrictions on the scope of the external auditor’s activities or access to requested information and Management’s response thereto;

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▪	the effect of regulatory and accounting initiatives on the financial statements of the Corporation and other financial disclosures;
▪	any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Corporation; and
▪	the use of any “pro forma” or “adjusted” information not in accordance with IFRS;
▪

discuss with Management and the external auditor any accounting adjustments that were noted or proposed by the external auditor or Audit Services but were not adopted (as immaterial or otherwise) and Management or internal control letters issued or proposed to be issued by the Corporation’s external auditor and Management’s response to such letters;

▪

review other financial information included in the Corporation’s Annual Report to ensure that it is consistent with the Board of Directors’ knowledge of the affairs of the Corporation and is unbiased and non-selective;

▪

upon the Committee’s request, receive from the Chief Executive Officer and Chief Financial Officer of the Corporation a certificate certifying in respect of each annual and interim report of the Corporation the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers regarding any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or persons who have a significant role in the Corporation’s internal controls; and

▪	cause to be prepared any report required by law, regulations or stock exchange requirements to be included in the Corporation’s annual and quarterly reports;

Other Financial Filings and Public Documents

▪

review and recommend to the Board of Directors types of financial information of the Corporation, including any "pro forma," "adjusted" or non-IFRS financial information and earnings guidance, contained in any filings with the securities regulators or news releases related thereto (or provided to analysts or rating agencies). Consideration should be given as to whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with publicly-listed securities. Such review and discussion should occur before public disclosure and may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);

Duties Related to Capital Expenditures

▪

review and recommend to the Board of Directors requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels;

▪	receive and review Authorizations for Expenditures from Management for material capital expenditures on a “Notice of Allocation” basis;

Internal Control Environment

▪

ensure that Management, in conjunction with the external auditor and Audit Services, provides to the Committee an annual assessment on the Corporation's control environment as it pertains to the Corporation's financial reporting process and controls;

▪

In coordination with the Corporate Governance, Nominating and Risk Committee’s oversight of risk, review annually (or as necessary) significant financial risks or exposures and assess the steps Management has taken to monitor, control, report and mitigate such risks to the Corporation, including the Corporation’s risk assessment and risk management policies such as use of financial derivatives and hedging activities;

▪	review significant findings prepared by the external auditor and Audit Services together with Management's responses;
▪

review, in consultation with Audit Services and the external auditor, the audit plans of Audit Services and the external auditor and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud or other illegal acts. The Committee will assess the coordination of audit efforts to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditor for the strengthening of internal controls shall be reviewed and discussed with Management;

▪	review annually the administrative reporting protocol for the head of Audit Services;
▪	review annually the performance and compensation of Audit Services;
▪	review and approve the annual Audit Services internal audit plan and all major changes to the plan, the internal auditing budget and staffing;
▪	review the following issues with Management and the head of Audit Services:
▪	significant findings of the Audit Services group as well as Management’s response to them;
▪	any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information; and
▪	compliance with the Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing;
▪	review and annually approve the Audit Services Charter;
▪	approve the appointment, replacement or dismissal of the head of the Audit Services;

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▪	direct the head of Audit Services to review any specific areas the Committee deems necessary;
▪	confirm and assure annually the independence of Audit Services and the external auditor;

External Auditor

▪	recommend to the Board of Directors the appointment/reappointment of the external auditor;
▪

review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

▪	review the terms of the external auditor’s engagement letter and recommend to the Board of Directors the compensation to be paid by the Corporation to the external auditor;
▪

review the reasons for any proposed change in the external auditor and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire as to the qualifications of the proposed external auditor before making its recommendations to the Board of Directors;

▪

be directly responsible for the retention of (including termination) and oversight of the work of any auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management or Audit Services and the auditor regarding financial reporting or the application of any accounting principles or practices;

▪	require the external auditor and Audit Services to report directly to the Committee;
▪

provide the external auditor with notice of every meeting of the Committee and, at the expense of the Corporation, the opportunity to attend and be heard thereat, and if so requested by a member of the Committee, require the external auditor to attend every meeting of the Committee held during the term of the office of the external auditor;

▪

approve all auditing services to be provided by the external auditor and non-audit services to be performed for the Corporation or any affiliated entities by the external auditor or any of their affiliates subject to any de minimus exception allowed by applicable law. The Committee may delegate to one or more designated independent members of the Committee the authority to pre-approve non-audit services, provided that any audit or non-audit services that have been pre-approved by any such delegate of the Committee must be presented to the Committee for ratification at its first scheduled meeting following such pre-approval;

▪	review and approve the disclosure with respect to audit and non-audit services provided by the external auditor;
▪

review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

▪

discuss with the external auditor, without Management being present, (a) the external auditor’s judgment about the quality, integrity and appropriateness of the Corporation’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Corporation’s financial statements;

▪

annually request and review a report from the external auditor regarding (a) the external auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, Canadian Public Accountability Board or Public Company Accounting Oversight Board or other available peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

▪	review and confirm the independence of the external auditor, including all relationships between the external auditor and the Corporation;
▪	evaluate the qualifications and performance of the external auditor;
▪	review and approve hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;
▪

ensure that the lead audit partner of the external auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002 and Regulation S-X, and further consider rotation of the external auditor firm itself;

▪

review the results of the annual external audit, including the auditors’ report to the Shareholders and any other reports prepared by the external auditor and the informal reporting from the external auditor on accounting systems and internal controls, including Management’s response;

Other Review Items

▪

impact on the financial statements of the Corporation, the Corporation’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation’s financial statements;

▪	review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;
▪

establish and periodically review procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential,

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anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Corporation’s Code of Business Conduct and Ethics;

▪	review with Management, Audit Services and the external auditor any significant complaints received related to disclosure, financial controls, fraud or other matters;
▪	oversee Management’s process to ensure its disclosure regarding forward looking information is appropriate and thorough;

Committee Governance

▪	annually establish a set of objectives for the Committee for the respective calendar year, with the status of such objectives to be reviewed and evaluated by the Committee on a quarterly basis;
▪	meet in an in-camera session regularly with the external auditor, the head of Audit Services, members of Management and as a Committee alone;
▪	meet in separate non-Management, closed sessions with any other internal personnel or outside advisors, as necessary or appropriate; and
▪	review annually its own performance.

In addition to the foregoing items, the Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board of Directors.

Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of Management and the external auditor.

The Committee, the Chair of the Committee and any Committee members identified as having accounting or related financial expertise are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial, risk and control-related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on such person as a member of the Committee and Board of Directors in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure.

Committee Structure and Authority

(a) Composition

The Committee shall consist of not less than three directors as determined by the Board of Directors, at least 25 percent of whom must be resident Canadians and all of whom shall qualify as independent directors pursuant to (i) National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators and as amended from time to time) ("NI 52-110"); (ii) Section 303A.02 of the NYSE Listed Company Manual; (iii) Rule 10A-3 under the Exchange Act; and (iv) any additional requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the shares of the Corporation are listed for trading.

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have "accounting or related financial management expertise". In particular, at least one member shall have: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience

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overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

▪	an understanding of generally accepted accounting principles and financial statements;
▪	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;
▪

expertise preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

▪	an understanding of internal controls and procedures for financial reporting; and
▪	an understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board of Directors or any other committee of the Board of Directors, accept directly or indirectly any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, or be an "affiliated person" (as such term is defined in the Exchange Act and the rules adopted by the U.S. Securities and Exchange Commission thereunder) of the Corporation or any subsidiary of the Corporation. For greater certainty, directors' fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation that are not contingent on continued service should be the only compensation an audit committee member may receive from the Corporation.

No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board of Directors that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

(b) Appointment and Replacement of Committee Members

Each member of the Committee shall serve at the pleasure of the Board of Directors. Any member of the Committee may be removed or replaced at any time by the Board of Directors and shall automatically cease to be a member of the Committee upon ceasing to be a Director of the Corporation.

The Board of Directors may fill vacancies on the Committee by appointment from among its number. The Board of Directors shall fill any vacancy if the membership of the Committee is less than three directors or Canadian residency requirements are not met.  If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their power so long as a quorum remains in office and minimum Canadian residency requirements are met.

Subject to the foregoing, the members of the Committee shall be appointed by the Board of Directors annually and each member of the Committee shall hold office until the next Annual Meeting of the Shareholders of the Corporation after his or her election or until his or her successor shall be duly qualified and appointed.

(c) Quorum

A majority of the Committee with at least 25 percent resident Canadians present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.

(d) Review of Charter and Position of the Committee Chair

The Committee shall review and reassess the adequacy of this Charter and the description of the Committee Chair at least annually and otherwise as it deems appropriate, and recommend changes to the Corporate Governance, Nominating and Risk Committee of the Board of Directors. The Committee shall reference this Charter in establishing its annual goals and meeting objectives.

(e) Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

(f) Reporting to the Board of Directors

The Committee will report through the Chair of the Committee to the Board of Directors on matters considered by the Committee, its recommendations and performance relative to annual objectives and its Charter.

(g) Committee Chair Responsibilities

The Board of Directors shall appoint a Chair of the Committee, who is expected to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Chair of the Committee will perform the duties and responsibilities set forth in the “Position Description — Audit Committee Chair.”

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(h) Calling of Meetings

Any member of the Committee, the Chairman of the Board of Directors, the Corporate Secretary of the Corporation or the external auditor of the Corporation may call a meeting. The Committee shall meet at least four times per year and as many additional times as needed to carry out its duties effectively.

(i) Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or electronic communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice of each meeting shall be given to the external auditors of the Corporation. A member and the external auditors may in any manner waive notice of a Committee meeting. Attendance of a member at a meeting is a waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

(j) Procedure, Records and Reporting

Subject to any statute or articles or by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board of Directors, generally not later than the next scheduled meeting of the Board of Directors that follows the Committee meeting. In discharging its responsibilities, the Committee shall have full access to any relevant records of the Corporation.

(k) Attendance of Others at Meetings

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee. The Committee may request any officer or employee of the Corporation, members of Audit Services, the Corporation’s legal counsel, or any external auditor, to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with Audit Services and the external auditor.

(l) Outside Experts and Advisors

The Committee may retain, and set and pay the compensation to, any outside expert or advisor, including but not limited to, legal, accounting, financial or other consultants, at the Corporation’s expense, as it determines necessary to carry out its duties. The Committee will assure itself as to the independence of any outside expert or advisor.

Approved effective July 31, 2020

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